Garza & Staples, P.C.
                                ATTORNIES AT LAW
                                5420 LBJ FREEWAY
                               1230 LINCOLN CENTRE
                              DALLAS , TEXAS 75240

                            Telephone (214) 373-3300
                               Fax (972) 404-1300

                                November 5, 1998


Steven C. Duvall
Assistant Director
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549

     Re: Woodhaven Hones, Inc.
     File No. 333-62467

Dear Mr. Duvall:

         We transmit herewith Amendment No. 3 to the above registration statement in reply to your letter of comments dated October 30, 1998. The numbered responses in this letter correspond to the numbered comments in your letter.


         1. The disclosure on the cover page and elsewhere in the Prospectus regarding the redemption of the Warrants after 12 months has been reconciled.

         2. The information regarding separation of the Units has been added to the cover page of the Prospectus.

         3. The Reorganization section in the forepart and in MD & A has been revised to state that the Company will acquire all of the assets of the partnership, the stock of the general partner and of Resland from Messrs. Laxton, Johns and Johns.

         4. The subject risk factor has been revised to comply with this comment.

         5. The subject risk factor has been revised to comply with this comment.

         6. The listing application has been filed with the American Stock Exchange.

         7. The text and the table disclosure has been revised to take into account September 30, 1998 unaudited Financial Statements.

         8. This comment has been complied with . See reply to comment 3.

         9. This comment has been complied with.

         10. The year 2000 section has been revised to comply with this comment. The Company believes that Year 2000 issues relating to third parties such as suppliers will not be a problem because there are alternate sources of supply with respect to lumber, cement and other building materials and its suppliers are major corporations which must be Year 2000 compliant.

         11. The information in the Marketing section was taken from several sources and reviewed by American Metro/Study: "Dallas area population doubled since 1970" is from a Dallas Chamber of Commerce publication, "Employment growth 1995-1997" is from The Dallas Business Journal, and a the page describing "Dallas/Fort Worth" and :Employment" in that area was provided by American Metro/Study from their files. These documents have been retyped for edgar purposes and are attached to this letter.
Copies can be provided by fax if required.

         12.  The  information  previously  provided   supplementally  has  been
included under customer Financing.

         13. Affordable and Brio were established solely for tax purposes. The Company paid them management fees of $75,000 each in 1994. Affordable and Brio immediately loaned the funds back to the Company. The Company then loaned these companies funds to pay federal and state income taxes. These amounts are shown as outstanding and most likely will not be repaid because the companies are inactive and have no source of income.

         14. The Company will rely on the exemption from registration afforded by Section 4(2) of the Securities Act for transactions not involving a public offering in connection with the issuance of warrants to counsel. Mr. Garza is counsel to the Company and participated in the preparation of this registration statement, may be considered a sophisticated investor in that he has knowledge about the Company and its financial affairs and has previously made similar investments involving restricted securities. He has agreed to take the warrants and underlying shares for investment and not with a view to distribution. The securities, when issued, will be marked with a restrictive legend and a stop order on the shares issuable under the warrants will be place with the transfer agent if the warrants are exercised. A separate memorandum is attached in response to the integration issue raised in your letter.

         15. The auditor's report has been revised as required.

     The Company and the underwriter will advise the staff prior to requesting acceleration of the registration statement and after all comment have been complied with.

         If you have any questions or additional comments, please contact the undersigned.


                                                     Very truly yours,



                                                     Joe B. Gartza

                  Following three pages in response to item 11

Dallas area population doubled since 1970

Metropolitan area is ninth most populous in nation, larger than 31 U.S. states

The city of Dallas is the ninth largest city in the U.S. and the third largest city in Texas. According to estimates recently released by the North Central Texas Council of Governments, the city of Dallas had a population of 1,052,300 as of January 1998. Dallas' population has increased by over 207,000 since 1970, a 25 percent increase. Dallas County had a population estimate of 2,004, 200 in 1998, increasing by 676,504 people or 51 percent.

The eight county Dallas PMSA (Primary Metropolitan Statistical Area) which includes Collin, Dallas, Denton, Ellis, Henderson, Hunt, Kaufman and Rockwall counties, had an estimated population of 3,146,741 in 1998, nearly doubling in size since 1970. The Dallas/Fort Worth CMSA (Consolidated Metropolitan Statistical Area) which includes Dallas PMSA and the Fort Worth PMSA, which includes Hood, Johnson, Parker and Tarrant counties had a 1998 estimated population of 4,718,991, also nearly doubling in size since 1970. The D/FW CMSA is the nation's ninth most populous CMSA and is larger than 31 U.S. States.

Dallas/Fort Worth

Dallas/Fort Worth is center of the state's largest consolidated metropolitan area in terms of population, employment, and employment growth. Dallas, one, is the eight largest city in the country, the second largest city in the state of Texas. By 2010, it is expected to rank fourth in the U.S. in population. The Metroplex is a national center for insurance, banking, transportation, electronics manufacturing, data processing, and trade shows as well as one of the state's top tourist destinations and one of the nation's most popular convention centers. It is the world headquarters of companies such as: American Airlines, Texas Instruments, Electronic Data Systems, JC Penny Company, Brinker International, Northrop Gruman, Northern Telecom, Frito-Lay, Southwest Airlines, and many more. It is also national headquarters to companies such as CompUSA, Cyrix, Burlington Northern, Blockbuster, Pizza Hut, Countrywide Mortgage, Perot Systems, and GTE as well as headquarters of 10,000 privately held businesses, the U.S. Army and Air Force Exchange Service, and numerous oil and gas companies. It was ranked on of the nation's top 10 "Best Cities for Business" by Fortune Magazine in 1995, and it was rated one of the 13 best metropolitan areas to start and expand a company by Cognetics, Inc.

Dallas/Fort Worth's success as a world-class leader is in large part a result of excellent access via airports, rail routes and the interstate highway systems. Positioned nearly equidistant to both coasts, it is also equally accessible from North America's four largest business centers - New York, Los Angeles, Chicago and Mexico City. It is within the Central Time Zone, 245 miles north, northwest of Houston, and 300 miles north of the Gulf of Mexico. Dallas/Ft. Worth International Airport, the world's busiest and largest in acreage, is just 17 miles from downtown Dallas. It is the nations largest inland port, handling more than 857,000 US tons of air cargo annually and more than half of the air cargo in Texas. Dallas, Love Field is located just three miles north of downtown and is a central hub for business and commuter travel. There are five interstate highways and nineteen other US and state highways which bisect and loop the city.

The civic leadership in the Metroplex is pro-growth and the mission of the Greater Dallas Chamber's Economic Development Department is to assist in the enhancement of the area's tax base, expand employment opportunities and the employment base, and to promote the Dallas Area as an ideal location for business. Tools used to accomplish this mission include tax abatements up to 100 percent of improvements for up to ten years, freeport tax exemptions that apply to personal property (goods, wares, merchandise, or non-petroleum ores), enterprise zones, franchise tax rebates, and industrial development bonds.

Dallas/Fort Worth has a mild year-round climate with a normal daily maximum temperature of 76.3 degrees F, and there is average of 232 sunny/partly sunny days a year. It is mostly flat with heavy blackland soils and sandy clays. Because areas with dense vegetation, creeks and large trees are not the norm, land tracts with these characteristics command significant premiums.

Employment

Job gains currently rank Dallas/Fort Worth number one in the nation, and the Metroplex has held one of the top five spots in the country for several reasons. The Dallas/Ft. Worth area employment growth rate (4.5 percent) has been and continues to be higher than the state and the nation. Table 1 indicates both historical employment (1992 - May 1998) and projected total employment. In addition, the table indicates annual change in employment. The data is graphically represented in Figure 1.

Since May of 1992, the Dallas/Fort Worth market has added just over 602,400 net new jobs. During this five-year period the market has averaged almost 82,500 jobs created per year.

Dallas/Fort Worth is projected to experience sound growth, spurred by a diverse economy. However, we expect growth in Dallas/Fort Worth to eventually succumb to broad, national macroeconomic cycles. So, DFW should return to levels more in line with historical averages, which means slowing slightly from current levels. Nevertheless, the Dallas/Fort Worth market should continue to be one of the most dynamic markets in the nation for the foreseeable future.

Employment growth in the Metroplex is benefiting all regions, but the predominance of the growth is occurring in ten key areas. The following are the ten most active job growth centers, and they are listed in the order in which they are expected to add workers: 1. the Dallas North Tollway Corridor, 2. Greater Las Colinas/Airport, 3. the Telecom Corridor along North Central Expressway, 4. Downtown Dallas,


                           Employment Growth 1995-1997

Rank Labor Market                         Change from        1995*                1997*               % change
                                         1995 to 1997*                                              1995 to 1997*

1        Dallas                            +163,400         1,597,000           1,760,400               +10.23%
2        Phoenix-Mesa                      +159,100         1,224,900           1,384,000               +12.99%
3        Atlanta                           +145,700         1,817,200           1,962,900                +8.02%
4        Chicago                           +128,600         3,908,500           4,037,100                +3.29%
5        Los Angeles                       +125,700         3,746,500           3,872,200                +3.36%
6        Houston                           +125,200         1,766,400           1,891,600                +7.09%
7        Seattle                           +115,200         1,180,200           1,295,400                +9.76%
8        New York City                      +99,200         3,820,200           3,919,400                +2.60%
9        San Jose, Calif.                   +96,300           831,900             928,200               +11.58%
10       Boston                             +91,600         1,820,400           1,912,000                +5.03%
28       Fort Worth-Arlington               +50,700           654,800             705,500                +7.74%
29       Austin-San Marcos                  +49,000           516,600             565,600                +9.49%
32       San Antonio                        +43,000           619,900             662,900                +6.94%
80       McAllen-Edinburg-Mission           +11,900           123,400             135,300                +9.64%
101      El Paso                             +8,700           235,100             243,800                +3.70%
102       Corpus Christi                     +8,600           145,700             154,300                +5.90%
118      Odessa-Midland                      +7,400            95,800             103,200                +7.72%
142      Beaumont-Port Arthur                +5,600           150,800             156,400                +3.71%
144      Lubbock                             +5,400           107,600             113,000                +5.02%


*Nonfarm employment (annual averages)

SOURCES:  U.S.  Bureau of Labor  Statistics;  American  City  Business  Journals
Research

                              Response to item 14

                                   MEMORANDUM


         The issuance of the warrants to Company counsel should not be integrated with the public offering because they do not meet the tests of integration set forth in SEC release NO. 33-4552.

         (a) Whether the sales a part of a single plan of financing. The warrants should not be considered as part of the same financing as the public offering because they have not been issued and are contingent upon the public offering being consummated. When issued, the warrants are not exercisable for at least one year from the date of issuance. The common stock underlying the warrants is not registered and may not be sold unless registered or pursuant to an exemption from registration. The warrants are similar, in effect, to the Underwriter's warrants which have never been held to be integrated with the public offering of securities and are considered as partial compensation to the Underwriter.

         (b) Whether the sales involve the same class of securities. The Company is offering Units to the public consisting of one share of common stock and one warrant. The public Units are registered and may be sold at any time, assuming a public market develops, which is likely because they will be listed on the American Stock Exchange. The private warrants, similar to the Underwriters' warrants are exercisable into units consisting of one share of Common Stock and one warrant. The private warrants are restricted from sale, may not be exercised until one year from issuance and the common stock and warrants and common stock issuable upon exercise of the warrants are not registered and may not be sold until registered or pursuant to an exemption from registration.

         (c) Whether the sales are being made at the same time. The sale of the public Units and the private warrants will have been made at approximately the same time. It is intended that the private warrants will be issued at closing of the public offering.

         (d) Whether the same type of consideration is received. The public will pay cash for the Units and counsel will pay a nominal amount of cash and render services to the Company in connection with the registration of the public securities.

         (e) Whether the sales are for the same general purpose. The proceeds of the public offering will be used for the reduction of existing debt, payment of cash to the principal shareholders to pay taxes in connection with termination of the limited partnership, purchase of building lots and acquisitions and working capital. If the private warrants are exercised the proceeds may be used for any corporate purpose. The purposes for the public offering, i.e. debt reduction, payments to the partners for taxes and for lot acquisitions will have been satisfied long before the private warrants may be exercised. The proceeds from exercise of the private warrants, if exercised, will be used for financial requirements of the Company at the time of exercise.

As filed with the Securities and Exchange Commission on November 05, 1998

                              Registration No. 333-62467
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 3

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                    under the
                             SECURITIES ACT OF 1933

                              Woodhaven Homes, Inc.
                         (Name of issuer in its charter)

                              Texas 1623 75-2777805





            (State or jurisdiction of incorporation or organization)
            (Primary Standard Industrial Classification Code Number)
                                     (I.R.S.
                             Identification Number)



                              Woodhaven Homes, Inc
                             2501 Oaklawn, Suite 550
                               Dallas, Texas 75219
                                 (214) 599-1999
                   (Address and telephone number of principal
               executive offices and principal place of business)

                                Richard D. Laxton
                              Woodhaven Homes, Inc
                             2501 Oaklawn, Suite 550
                               Dallas, Texas 75219
                                 (214) 599-1999
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:







Garza & Staples                                   Maurice J. Bates, Esq.
Joe Garza                                         Maurice J. Bates, L.L.C.
1230 Lincoln Center Two                           8214 Westchester Suite 500
Dallas, Texas 75240                               Dallas, Texas 75225
(800) 442-7040                                    (214) 692-3566
(972) 404-1300 FAX                                (214) 987-2091 FAX

         Approximate date of proposed sale to public:As soon as practicable after the effective date of the Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. X

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


(Registration Statement cover page cont'd)
                                       Calculation of Registration Fee
Title of Each Class of             Amount to be      Proposed Maximum          Proposed Maximum           Amount of
 Securities to be Registered        Registered   Offering Price per Share  Aggregate Offering Price   Registration Fee
                                                          (1) (1) (1)

Units                           1,150,00            $10.00                      $11,500,000            $3,450
Common Sock, par
   value                        $0.01 (2)         1,150,000 (2)                  (2)             (2)

Redeemable Common Stock
Purchase
Warrants (2)                    1,150,000             (2)                       (2)               (2)

Common Stock, par
Value $0.01 (3)                 1,150,000            $12.00                 $13,800,000         $4,140

Underwriter's Warrants (4)       100,000             $ 0.01                    $100.00           $100

Units Underlying the
Underwriter's Warrants           100,000             $12.00                  $1,200,000          $360

Common Stock, par
value $0.01 (5)                  100,000               (5)                       (5)               (5)

Redeemable Common Stock
Purchase Warrants                100,000               (5)                       (5)               (5)

Common Stock, par
value $0.01 (6)                  100,000             $12.00                  $1,200,000          $360

Total                                             $27,700,100                   $8,310

(1)      Estimated solely for the purpose of calculating the registration fee.
(2)      Included in the Units.  No additional registration fee is required.
(3) Issuable upon the exercise of the Redeemable Common Stock Purchase Warrants. Pursuant to Rule 416 there are also registered an indeterminate number of shares of Common Stock which may be issued pursuant to the antidilution provisions applicable to the Redeemable Common Stock Purchase Warrants, the Underwriter's Warrants and the Redeemable Common Stock Purchase Warrants issuable under the Underwriters Warrants. (4) Underwriters' Warrants to purchase up to 100,000 Units, consisting of an aggregate of 100,000 shares of Common Stock and 100,000 Redeemable Common Stock Purchase Warrants. (5) Included in the Units underlying the Underwriters' Warrants. No additional registration fees are required. (6) Issuable upon exercise of Redeemable Common Stock Purchase Warrants underlying the Underwriters' Units.

                  SUBJECT TO COMPLETION, DATED NOVEMBER 5, 1998

                              Woodhaven Homes, Inc.
                                 1,000,000 Units
               Consisting of 1,000,000 Shares of Common Stock and
               1,000,000 Redeemable Common Stock Purchase Warrants
     Woodhaven Homes, Inc. (the "Company") is hereby offering 1,000,000 Units, each unit (the "Unit") consisting of one share (the "Shares") of common stock, $0.01 par value (the " Common Stock"),and one Redeemable Common Stock Purchase Warrant (the "Warrants") . The Units, the Shares and the Warrants offered hereby are referred to collectively as the "Securities." The Shares and Warrants included in the Units may not be separately traded until [six months after the date of this Prospectus], unless earlier separated upon ten days' prior written notice from Tejas Securities Group, Inc. (the "Representative") to the Company.

Factors which the Representative will consider in determining whether to separate the Units prior to six months from the date of this prospectus are expected to be the trading price and volume of trading in the Units and volatility of the trading price for the Units.

Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $[120% of the offering price] per share, commencing at any time after the Common Stock and Warrants become separately tradable and until [five years from the date of this Prospectus]. Commencing on [twelve months from the date of this Prospectus], the Warrants are subject to redemption by the Company at $0.05 per Warrant at any time on thirty days prior written notice, provided that the closing price quotation for the Common Stock has equalled or exceeded $[200% of the offering price] for ten consecutive trading days. The Warrant exercise price is subject to adjustment under certain circumstances. See "Description of Securities."
     Prior to this offering, there has been no public market for the Securities, and there can be no assurance that an active market will develop. It is currently anticipated that the initial public offering price of the Units will range from $9.00 to $11.00 per Unit. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Company has applied to list the Units , Common Stock and Warrants on the American Stock Exchange under the symbols "WHN.U" , "WHN" and "WHN.W", respectively. There can be no assurance that the application for listing on the American Stock Exchange will be approved.

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF CONCERNING THE COMPANY AND THIS OFFERING. PROSPECTIVE INVESTORS SHOULD ALSO CONSIDER THE FACT THAT THEIR INVESTMENT WILL RESULT IN IMMEDIATE SUBSTANTIAL DILUTION. SEE "DILUTION."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                Price to            Underwriting                   Proceeds to
                                 Public             Discounts and                  Company(2)
                                                   Commissions(1)

Per Unit                         $10.00                 $1.00                         $9.00
Total  (2)(3)$10,000,000       $1,000,000            $9,000,000

(1) In addition, the Company has agreed to pay the Representative, a 2.00% nonaccountable expense allowance and to sell to the Underwriter warrants exercisable for four years commencing one year from the date of this Prospectus to purchase 100,000 Units at 120% of the public offering price (the "Underwriter's Warrants"). The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 , as amended (the "Securities Act"). See "Underwriting."
(2)  Before deducting  estimated expenses of $500,000 payable by the Company,
     including the  Representative's   2.00% nonaccountable expense allowance.
(3) The Company has granted to the Underwriters an option, exercisable within 45 days from the date of this Prospectus, to purchase up to 150,000 Units, on the same terms set forth above, solely for the purpose of covering over-allotments, if any. If the Underwriters' over-allotment option is exercised in full, the total Price to the Public will be $ , $ , and $ , respectively. See "Underwriting"
         The Securities are being offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by counsel and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify the offering without notice and to reject any order, in whole or in part. It is expected that delivery of Common Stock and Warrant certificates will be made against payment therefor at the offices of the Underwriter in Dallas, Texas on or about , 1998.
                          TEJAS SECURITIES GROUP, INC.
                     The date of this Prospectus is , 1998.

                             ADDITIONAL INFORMATION

         The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1. (including any amendments thereto, the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and the schedules thereto filed with the Commission may be inspected, without charge, at the Commission's public reference facilities located at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the public reference facilities in the Commission's regional offices located at:
Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661; and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such materials also may be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

         As a result of this offering, the Company will become subject to the reporting requirements of the Exchange Act, and in accordance therewith will file periodic reports, proxy statements and other information with the Commission. The Company will furnish its shareholders with annual reports containing audited consolidated financial statements certified by independent public accountants following the end of each fiscal year, proxy statements and quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

         The Company has applied for listing of the Securities on the American Stock Exchange ("Amex"). There can be no assurance that the Company's securities will be accepted for listing. Reports, proxy statements and other information concerning the Company will be available for inspection at the principal office of the Amex at 86 Trinity Place, New York, New York 10006.



     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES, INCLUDING OVERALLOTMENT, ENTERING STABILIZATION BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

         IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SECURITIES ON AMEX IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by, and must be read in conjunction with, the more detailed information and financial statements, including the notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes (i) no exercise of the Warrants, the Representative's Over-allotment Option and the Representative's Warrant and (ii) consummation of the Reorganization prior to the effective date of this Prospectus. See "The Reorganization" and "Certain Relationships and Related Transactions."

                                   The Company

   The Company was organized in August 1998 to acquire all of the assets of Woodhaven Homes, Ltd. (Woodhaven Ltd.") and all of the outstanding capital stock of Resland Development Corp. ("Resland") from Richard D. Laxton, Phillip R. Johns and Mark V. Johns, who will continue as officers and directors of the Company. Immediately prior to the closing of this offering Woodhaven Ltd. will exchange all of its assets for Common Stock of the Company and Messrs. Laxton, Johns and Johns will exchange all of the outstanding capital stock of Resland owned by them for Common Stock of the Company. The Company will own the assets and succeed to the business of Woodhaven Ltd. and Resland will be operated as a wholly-owned subsidiary of the Company. The Company began business in 1992 as Woodhaven Homes, LLC, a Texas limited partnership and, under Texas law, converted to Woodhaven Ltd., a Texas limited partnership in September 1997. All references herein to the "Company" or "Woodhaven" refer to Woodhaven Homes, Inc., Woodhaven Homes, Ltd. and Woodhaven Homes, LLC. See "The Reorganization" and "Certain Relationships and Related Transactions."

         The Company designs, builds and sells single-family homes in the Dallas/Fort Worth metropolitan area, with a focus on the "entry level" and relocation market segments. Typically, homes range in size from 1,186 square feet to over 3,000 square feet and range in price from $67,950 to $238,000, with an average sales price of $104,000 for homes closed during 1997. The Dallas/Fort Worth market has experienced population and job growth above the national average over the last several years. The Company operated in 17 subdivisions in the metropolitan area, and had 204 homes under construction at December 31, 1997. The Company is also actively engaged in residential land acquisition and development, which enables it to provide lots for its homebuilding operations. At December 31, 1997, the Company owned or had under option contract 1,366 lots available for future growth.

      The Company's homebuilding operation is positioned to compete with high-volume builders by offering a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. The Company offers the homebuyer the ability to select various design features in accordance with his personal preferences. Through a volume building approach the Company's custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to the Company's effective purchasing, construction and marketing programs. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased sales prices and margins. The Company believes that its ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes itself from many of its competitors.

      Subcontractors perform virtually all of the Company's construction work. The Company's construction superintendents monitor the construction of each home, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained pursuant to a contract that obligates the subcontractor to complete construction in a workmanlike manner that provides standard indemnifications and warranties.

      Consistent with historical experience, 95% of the homes in backlog at December 31, 1997 were closed by June 30, 1998. Based upon dollar volume, contract cancellations were less than 10% of the home sales contracts signed and started during each of 1995, 1996 and 1997. Although cancellations can disrupt anticipated home closings, the Company believes that cancellations have not had a material negative impact on operations or liquidity of the Company during the last several years. The Company attempts to reduce cancellations by reviewing each homebuyer's ability to obtain mortgage financing early in the sales process and by closely monitoring the mortgage approval process. The Company seeks to maximize its return on capital and limit its exposure to changes in land valuation by obtaining options to purchase lots whenever feasible. The Company will also directly acquire, where appropriate, quality residential properties that are in high demand for use in its homebuilding operations and for sale to third-party builders.


      The Company was organized in 1992 in the state of Texas. The executive offices of the Company are located at 2501 Oak Lawn, Suite 550, Dallas, Texas 75219, and its telephone number is (214) 599-1999 and its fax number is (214) 599-9205.

                                  The Offering

Securities offered hereby...................     1,000,000  Units,  each Unit  consisting  of one  share of  Common  Stock and one
                                                 Warrant,  each Warrant entitling the holder to purchase one share of Common Stock at a price of $12.00 per share  until  ____________,  2003  [five  years from the date of this Prospectus]  See "Description of Securities."


Description of the Warrants.................     The Warrants are not immediately  exercisable and are not transferable separately from the  Shares  until  ____________,  1999  (six  months  from the date of this
                                                 Prospectus).  The  Warrants  are  redeemable  by the Company at $0.05 per Warrant under certain conditions.  See "Description of Securities."


Common Stock to be outstanding
  after the Offering........................     3,000,000 shares (1)


Warrants to be outstanding
  after the Offering........................     1,000,000 Warrants (1)(2)


Use of Proceeds.............................     Reduction of outstanding indebtedness, lot acquisition/development and working capital. See "Use of Proceeds."


Risk Factors................................     The Securities  offered hereby are  speculative and involve a high degree of risk and should not be  purchased  by  investors  who cannot  afford the loss of their entire investment. See "Risk Factors."


Proposed American Stock Exchange Symbols
   Units....................................     "WHN.U"
   Common Stock.............................     "WHN"
   Warrants.................................     "WHN.WS"

---------------------


(1) Does not include (i) up to 1,000,000 shares issuable upon exercise of the Warrants, (ii) 300,000 shares issuable upon exercise of the Underwriters' Over-allotment Option and the Warrants thereunder, (iii) 200,000 shares issuable upon exercise of the Underwriters' Warrants and the shares underlying such Warrants, (iv) 300,000 shares reserved for issuance under the Stock Option Plan, and (v) 200,000 shares issuable upon exercise of other warrants to be issued at the closing of this offering. See "Description of Securities-Other Warrants."

(2) Does not include (i) up to 150,000 Warrants issuable upon exercise of the Over-allotment Option, (ii) 100,000 Warrants underlying the Underwriters' Warrants, and (iii) 100,000 other warrants to be issued at the closing.

              SUMMARY HISTORICAL AND PROFORMA FINANCIAL INFORMATION
                  (dollars in thousands, except per share data)


         The following selected financial data has been derived from the un-audited balance sheet and income statement of Woodhaven Homes, Inc. for the nine months ended September 30, 1997, 1998 audited financial statements for each of the three years in the period ended December 31, 1997 and unaudited financial statements for each of the two years in the period ended December 31, 1994. This selected financial data should be read in conjunction with the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Financial Statements."

                                                                                                  Nine Months
                                              Fiscal Year Ended December 31,                     Ended Sept. 30
                                    ----------------------------------------------------      -----------------
                                     1993       1994       1995         1996       1997         1997      1998
                                     ----       ----       ----         ----       ----         ----      ----



Operating Data:


Net Sales                           $4,339     $8,039    $15,237      $25,253    $32,981      $22,923    $35,154
Cost of sales                        3,745      6,671     13,593       22,783     28,540       19,901     30,233
General and
administrative                         244        924      1,769        1,711      2,649        1,681      2,559
                                    ------     ------   --------      -------    -------      -------    -------
Earnings before
income tax                             351        444       (157)         533      1,465        1,057      2,173
Income tax                               9         63          -           22         48           48        ---
                                    ------     ------    -------      -------    -------      -------    -------
Net income                             342        381       (157)         511      1,417        1,009      2,173
Earnings per share                  $ 0.17     $ 0.19   $  (0.08)     $  0.26    $  0.71      $  0.50    $  1.09


Proforma earnings

(loss) per share (2)                $ 0.11     $ 0.13   $  (0.05)     $  0.16    $  0.46      $  0.34    $  0.72

                                                     December 31,                              September 30,
                                  ---------------------------------------------------      -----------------
                                   1993       1994       1995         1996       1997       1998          1998
                                   ----       ----       ----         ----       ----       ----          ----

                                                                                                     As Adjusted (1)

Balance Sheet Data:


Working capital                   $ (37)     $ 710      $  94       $  496     $1,525     $ 2,788      $11,288
Current assets                    1,358      2,694      7,331       10,229     16,002      18,403       23,203
Current liabilities               1,395      1,984      7,236        9,733     14,478      15,615       12,615
Total assets                      1,698      2,839      7,606       10,652     16,455      19,048       23,848
Total liabilities                 1,475      2,347      7,536        9,870     14,592      15,680       12,680
Shareholder's equity                223        492         70          781      1,863       3,368       11,868
Shares outstanding                2,000      2,000      2,000        2,000      2,000       2,000        3,000


-------

 (1) Adjusted to reflect the sale of the Units offered by this prospectus at an offering price of $10.00 per Unit and application of the net proceeds of $8,500,000.


(2) Since its inception, the Company has been taxed as a partnership for federal income tax purposes. Accordingly, in lieu of payment of income taxes at the corporate level, the stockholders individually reported there pro rata share of the Company's income, deductions, losses and credits. Pro forma information reflects results that would have been reported had the Company not been taxed as a partnership during the applicable periods. In addition pro forma weighted average shares outstanding is 2,000,000 shares for all applicable periods.

                               THE REORGANIZATION

         The Company was organized in August 1998 to acquire from Richard D. Laxton, Phillip R. Johns and Mark V. Johns all of the assets of Woodhaven Ltd., all of the outstanding capital stock of WH. Management, Inc. ("WH Management"), the corporate general partner of Woodhaven Ltd., and all of the outstanding capital stock of Resland in exchange for 2,000,000 shares of its Common Stock. The exchange is intended to qualify as a tax-free reorganization (the "Reorganization") pursuant to Section 351 of the Internal Revenue Code of 1986. The exchange will be consummated immediately prior to the effective date of this offering and the Company will acquire from Richard D. Laxton, Phillip R. Johns and Mark V. Johns all of the assets (and all of the stock of WH Management) and succeed to the business of Woodhaven Ltd. and will acquire all of the outstanding capital stock of Resland, which will be operated as a wholly-owned subsidiary of the Company. In the past, Resland has been used by Woodhaven Ltd. as an off-balance sheet corporation to buy and sell residential lots for development. The lots were sold primarily to Woodhaven Ltd., but occasionally to other developers The Company expects to continue to utilize Resland to buy and hold its lots for development. Richard D. Laxton, Phillip R. Johns and Mark V. Johns, the limited partners of Woodhaven Ltd. and sole managers of its business (through ownership of WH Management) will continue as officers and directors of the Company. The terms of the reorganization, including the values assigned to the assets of Woodhaven Ltd., Resland and Common Stock of the Company to be exchanged were determined in negotiations between the three principals of Woodhaven Ltd. and the Representative of the Underwriters.



     In connection with the Reorganization, the Company will distribute $700,000 to the three limited partners of Woodhaven Ltd. for payment of income taxes applicable to Woodhaven Ltd's. income from operations. The distribution will be made to allow Richard D. Laxton, Phillip R. Johns and Mark V. Johns to pay the individual income taxes they owe on their shares of Woodhaven Ltd's. earnings. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."

                                  RISK FACTORS

         An investment in the Securities offered hereby involves a high degree of risk. Prospective investors should consider the following factors in addition to other information set forth in the prospectus before purchasing the securities offered hereby. Prospective investors should note that this Prospectus contains certain "forward-looking statements," including without limitation, statements containing the words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including but not limited to, the risk factors set forth in this Prospectus. The accompanying information contained in this Prospectus identifies important factors that could cause such differences.



General Real Estate, Economic and Other Conditions

         The homebuilding industry is significantly affected by changes in national and local economic and other conditions, including employment levels, availability of financing, interest rates, consumer confidence and housing demand. The homebuilding industry historically has been susceptible to cyclical economic conditions, and consumer demand for housing generally lessens during economic downturns. The possibility of reduced consumer demand as a result of changing general economic conditions, in turn, increases the risks inherent to homebuilders in purchasing and developing large tracts of land, since they must purchase and develop land significantly in advance of the sale of any homes. In addition, homebuilders are subject to various risks, many of them outside the control of the homebuilder, including competitive overbuilding, availability and cost of building lots, availability of materials and labor and adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulation and increases in real estate taxes and other local government fees.

Dependence Upon Key Personnel

         The Company's success is largely dependent on the skills, experience and performance of certain key members of its management, including particularly Richard D. Laxton, the Company's Chief Executive Officer, Phillip Johns and Mark Johns, President and Vice President, respectively. The loss of the services of any of these key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has no employment contracts. The Company's future success and plans for growth also depend on its ability to attract, train and retain skilled personnel in all areas of its business. Although the Company has agreed to obtain key-man insurance in the face amount of $3,000,000 on the life of Mr. Laxton, there can be no assurance that such amount will be sufficient to compensate the Company for the loss of his services. See "Management."

Competition

         Builders of new homes compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. The Company competes with other local, regional and national homebuilders, occasionally within larger subdivisions designed, planned and developed by such homebuilders. Some of the Company's competitors have greater financial, marketing and sales resources than the Company.

         The Company believes that a competitive challenge facing it in all of its present markets is locating and acquiring undeveloped land suitable for the types of communities that it can profitably develop. Although the Company has been successful in the past in locating and developing such tracts within its present markets, there can be no assurance that this success will continue. If the Company expands the geographic scope of its business to new markets, there can be no assurance that the Company will be successful in acquiring suitable land for development in such markets. See "Business - Competition."

Voting Control by Management


         Upon completion of this offering, the Company's officers and directors, will own approximately 66.7% of the outstanding Common Stock of the Company. As a result, these shareholders will be able to control the vote on all matters submitted to shareholders, including the election of directors. However, if the over-allotment option and all warrants and options were exercised, the Company's officers and directors would own approximately 40% of the outstanding Common Stock and would not be able to control the vote on all matters submitted to shareholders. See "Principal Shareholders."


Integration of Acquisitions


         A material element of Woodhaven's growth strategy is to expand its existing business in the Texas area and, in the future, in other geographic markets. This expansion may be made through internal growth or through strategic acquisitions. The Company is currently evaluating opportunities to make strategic acquisitions, although it has no present commitments or agreements with respect to any material acquisitions. There can be no assurance that the Company will be able to identify and acquire such companies or that it will be able to successfully integrate the operations of any companies it acquires. Further, any acquisition may initially have an adverse effect upon the Company's operating results while the acquired businesses are adopting the Company's management and operating practices. The Company's lack of positive cash flow may adversely affect its ability to make any such acquisitions. The Company produced cashflow from operations of ($512,991) for the nine months ended September 30, 1998, and cashflow from operations of ($3,593,961), ($2,398,955) and ($3,233,672) for the fiscal year ended 1997, 1996 and 1995, respectively. However, the Company will not rely solely upon cash flow for its acquisitions. The Company may use a portion of the proceeds of this offering as well as bank borrowing and the issuance of its stock as consideration for acquisitions. There can be no assurance that the Company will be able to establish, maintain or increase profitability of an entity once it has been acquired. Also, if Woodhaven does not have sufficient cash resources for any acquisition, its growth could be limited. There can be no assurance that Woodhaven will be able to obtain adequate financing for any acquisition, or that, if available, such financing will be on terms acceptable to Woodhaven. The consent of the Company's primary lenders will be required to be obtained in order to consummate such acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Business -Strategy."


Offering to Increase Value of Current Shareholders Holdings

         The current shareholders of the Company acquired their shares of Common Stock at a cost per share substantially less than that at which the Company intends to sell its Common Stock included in the Units. Consummation of the offering will result in a substantial increase in the value of the current shareholders' holdings and a resulting dilution in the price paid by the public shareholders. See "Dilution."

Government Regulations and Environmental Concerns

         The housing industry and the Company are subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection (preservation of woodlands and hillside areas), building design, construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of residences that can eventually be built within the boundaries of a particular location. Such regulation affects construction activities, including construction materials that must be used in certain aspects of building design, as well as sales activities and other dealings with consumers. The Company must also obtain certain licenses, permits and approvals from various governmental agencies for its development activities, the granting of which are beyond the Company's control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although the Company cannot predict the impact on the Company of compliance with any such requirements, such requirements could result in time consuming and expensive compliance programs. See "Business- Government Regulation and Environmental Matters."

Representative's Experience.

     The Representative does not have substantial experience in public offerings. Tejas Securities Group, Inc. has managed and completed three firm-commitment public offerings of equity securities in the past nine months. Principals of the Representative, however, have had substantial experience in connection with public offerings of equity securities. There can be no assurance that the Representative's lack of experience will not adversely affect the offering. See "Underwriting."

Business Concentration

         The Company's operations are focused in the North Texas area. The Company intends to expand operations within this market by entering additional communities and subdivisions. The Company is continually reviewing potential lot acquisition and development opportunities, which may take as long as one or two years to finalize. The Company has allocated $2,000,000 of the proceeds of this offering to payments for the equity portion of lot acquisition and development and may expend such amounts within six to nine months from the date hereof. The Company has operated successfully in its current market, but there can be no assurance that the stability of this market or the Company's favorable results will continue. Adverse general economic conditions in this market could have a material adverse impact upon the operations of the Company. The Company also may expand into new geographic markets, which could reduce the Company's dependence on its existing market. The risks for expansion outside the Company's existing market include significant start-up costs, the hiring of additional personnel and developing new supplier and subcontractor relationships.

Absence of Prior Public Market - American Stock Exchange Listing

         Prior to this offering, there has been no public market for the Securities. The Company intends to apply for listing of the Securities on the American Stock Exchange. There can be no assurance that the Company's listing application will be approved. Such listing, if approved, does not imply, however, that a meaningful, sustained market for the Common Stock or Warrants will develop. There can be no assurance that an active trading market for the Securities offered hereby will develop or, if it should develop, will continue.

Risk of Redemption of Warrants


         Commencing twelve months from the date of this Prospectus, the Company may redeem the Warrants for $.05 per Warrant, provided that the closing sale price of the Common Stock on the American Stock Exchange has been at least $___ (200% of the offering price per unit) for ten consecutive trading days ending within fifteen days of the notice of redemption. Notice of redemption of the Warrants could force the holders thereof: (i) to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous or difficult for the holders to do so, (ii) to sell the Warrants at the current market price when they might otherwise wish to hold the Warrants, or (iii) to accept the redemption price, which will be less than the market value of the Warrants at the time of the redemption. See "Description of Securities - Warrants."


Investors May Be Unable to Exercise Warrants

         For the life of the Warrants, the Company will use its best efforts to maintain a current effective registration statement with the Commission relating to the shares of Common Stock issuable upon exercise of the Warrants. If the Company is unable to maintain a current registration statement the Warrant holders would be unable to exercise the Warrants and the Warrants may become valueless. Although the Underwriters have agreed to not knowingly sell the Warrants in any jurisdiction in which the shares of Common Stock issuable upon exercise of the Warrants are not registered, exempt from registration or otherwise qualified, a purchaser of the Warrants may relocate to a jurisdiction in which the shares of Common Stock underlying the Warrants are not so registered or qualified. In addition, a purchaser of the Warrants in the open market may reside in a jurisdiction in which the shares of Common Stock underlying the Warrants are not registered, exempt or qualified. If the Company is unable or chooses not to register or qualify or maintain the registration or qualification of the shares of Common Stock underlying the Warrants for sale in all of the states in which the Warrant holders reside, the Company would not permit such Warrants to be exercised and Warrant holders in those states may have no choice but to either sell their Warrants or let them expire. Prospective investors and other interested persons who wish to know whether or not shares of Common Stock may be issued upon the exercise of Warrants by Warrant holders in a particular state should consult with the securities department of the state in question or send a written inquiry to the Company. The Company will applied for listing of the Warrants and the Underlying Common Stock on the American Stock Exchange which provides an exemption from registration in most states. See "Description of Securities - Warrants."

Arbitrary Determination of Offering Price

         The public offering price for the Units offered hereby was determined by negotiation between the Company and the Representatives, and should not be assumed to bear any relationship to the Company's asset value, net worth or other generally accepted criteria of value. Recent history relating to the market prices of newly public companies indicates that the market price of the Securities following this offering may be highly volatile. See "Underwriting."

Immediate Substantial Dilution

         The Company's current shareholders acquired their shares of Common Stock at a cost substantially below the price at which such shares are being offered in this offering. In addition, the initial public offering price of the shares of Common Stock included in the Units being offered in this offering will be substantially higher than the current book value per share of Common Stock. Consequently, investors purchasing shares of Common Stock included in the Units being offered in this offering will incur an immediate and substantial dilution of their investment of approximately $6.18 per share or approximately 61.8%
insofar as it relates to the resulting book value of Common Stock after completion of this offering. See "Dilution."

Payment of Dividends

         The Company has never paid cash dividends on the Common Stock, and does not anticipate that it will pay cash dividends in the foreseeable future. However, the Company has made cash distributions to partners and members of the limited liability company for the purpose of paying federal income taxes. The payment of dividends by the Company will depend on its earnings, financial condition and such other factors as the Board of Directors of the Company may consider relevant. The Company currently plans to retain any earnings to provide for the development and growth of the Company. See "Dividend Policy."

Shares Eligible for Future Sale

         Upon completion of this offering, the Company's current shareholders will own 2,000,000 shares of Common Stock, which will represent 66.7% of the then issued and outstanding shares of Common Stock (63.5% if the over-allotment option is exercised in full). The shares held by the current shareholders are "restricted securities" as that term is defined in the Rules and Regulations under the Securities Act, and as such, may be publicly sold only if registered under the Securities Act or sold pursuant to an applicable exemption from registration, such as that provided by Rule 144 under the Securities Act.

         The shares held by the current shareholders, will not be eligible for sales under Rule 144 for at least one year from the effective date of this Prospectus. The current shareholders have agreed with the Representative that they will not sell or otherwise dispose of their shares for a period of one year after the date of this Prospectus without the prior written consent of the Representative. Sales of significant amounts of Common Stock by current shareholders in the public market after this offering could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Principal Shareholders."

Use of Proceeds for Unspecified Acquisitions

         The Company may utilize a portion of the net proceeds of this offering for the purpose of acquisitions, joint ventures and other similar business opportunities. Under Texas law, transactions of this nature do not require shareholder approval except when accomplished through a merger or consolidation. Accordingly, purchasers in this offering will necessarily rely to a large degree upon the judgment of management of the Company in the utilization of the net proceeds of this offering applied to acquisitions. The Company does not now have any agreements or commitments with respect to any specific transactions, and management has not established specific criteria to be used in making the determination as to how to invest these proceeds. See "Business-Strategy."

Shares of Common Stock Reserved Under Stock Option Plan

         The Company has reserved 300,000 shares of Common Stock for issuance to key employees, officers, directors and consultants pursuant to the Company's Stock Option Plan. To date no options have been granted under the Stock Option Plan. The existence of these options and any other options or warrants may prove to be a hindrance to future equity financing by the Company. Further, the holders of such options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "Management - Stock Option Plan."

Effect of Outstanding Warrants and Underwriters' Warrants.

         Until the date five years following the date of this Prospectus, the holders of the Warrants and Underwriters' Warrants are given an opportunity to profit from a rise in the market price of the Common Stock, with a resulting dilution in the interests of the other shareholders. Further, the terms on which the Company might obtain additional financing during that period may be adversely affected by the existence of the Warrants and Underwriters' Warrants. The holders of the Warrants and Underwriters' Warrants may exercise the Warrants and Underwriters' Warrants at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided herein. The Company has agreed that, under certain circumstances, it will register under federal and state securities laws the Underwriters' Warrants and/or the securities issuable thereunder. Exercise of these registration rights could involve substantial expense to the Company at a time when it could not afford such expenditures and may adversely affect the terms upon which the Company may obtain financing. See "Description of Securities" and "Underwriting."

Representatives' Influence on the Market
         A significant amount of the Securities offered hereby may be sold to customers of the Representative. Such customers subsequently may engage in transactions for the sale or purchase of such Securities through or with the Representatives. Although it has no obligation to do so, the Representatives may otherwise effect transactions in such securities. Such market making activity may be discontinued at any time. If they participate in the market, the Representatives may exert a dominating influence on the market, if one develops, for the Securities described in this Prospectus. The price and the liquidity of the Securities may be significantly affected by the degree, if any, of the Representatives' participation in such market.


         In addition, the Company has agreed to solicit exercises of the Warrants solely through the Representatives and to pay the Representatives certain compensation in connection therewith. Solicitation of the exercise of the Warrants by the Representatives will not be made during the restricted periods of Regulation M under the Securities Exchange Act of 1934, as amended. See "Description of Securities-Warrants" and "Underwriting."

                                 USE OF PROCEEDS

         The net proceeds of this offering to the Company, are expected to be approximately $8,500,000 ($9,850,000 if the over-allotment option is exercised in full), assuming an initial public offering price of $10.00 per Unit, after deducting the Underwriters' discount and $500,000 of expenses relating to the offering, including the Underwriters' non-accountable expense allowance. No value has been assigned to the Warrants included in the Units. The Company intends to use the net proceeds as follows:


                                             Amount                   Percent

Reduction of existing debt(1)                 $3,000,000                 35.3%

Special distribution to

principal shareholders (2)                       700,000                  8.2

Lot acquisition/development                    2,000,000                 23.6
Working capital(3)                             2,800,000                 32.9
                 -                              ---------                ----
         Total                                $8,500,000                100.0%
                                               ==========              ======
----------
(1) At June 30, 1998 the Company had approximately $13.2 million of short-term construction and lot loans outstanding to ten banks and other financial institutions at interest rates ranging from 9% to 10.5% which mature in 12 months or less from issuance. The Company will pay off the loans and smaller lines of credit that bear the highest interest rates.

(2)  The Company intends to pay $700,000 to the Company's shareholders,  Richard
     D. Laxton, Mark V. Johns and Phillip R. Johns to pay taxes due in connection with the termination and merger of Woodhaven Homes, Ltd. into the Company. See "The Reorganization", "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Certain Relationships and Related Transactions."

(3) The Company may also use as much as $2,000,000 of the net proceeds from this offering to take advantage of future business opportunities as part of its expansion plans, although it has not identified any specific businesses it intends to acquire and has not entered into negotiations with respect to any acquisitions.

         Pending application of the net proceeds of this offering, the Company may invest such net proceeds in interest-bearing accounts, United States Government obligations, certificates of deposit or short-term interest-bearing securities.


                                 DIVIDEND POLICY

         The Company has operated as a limited liability company and a limited partnership and has made cash distributions to the partners of $0 in 1996, $335,445 in 1997 and $225,000 for the six months ended June 30, 1998. The Company does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. The Company's Board of Directors plans to retain earnings for the development and expansion of the Company's business. The Board of Directors also plans to regularly review the Company's dividend policy. Any future determination as to the payment of dividends will be at the discretion of the Board of Directors of the Company and will depend on a number of factors, including future earnings, capital requirements, financial condition and such other factors as the Board of Directors may deem relevant.

                                    DILUTION



         As of September 30, 1998, the net tangible book value of the Company was $3,367,593 or $1.68 per share of Common Stock. The net tangible book value of the Company is the aggregate amount of its tangible assets less its total liabilities. The net tangible book value per share represents the total tangible assets of the Company, less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. After giving effect (i) to the sale of 1,000,000 Units (1,000,000 shares of Common Stock and 1,000,000 Warrants) at an assumed offering price of $10.00 per Unit, or $10.00 per share of Common Stock (no value assigned to the Warrants), and (ii) the application of the estimated net proceeds therefrom, the pro forma net tangible book value per share would increase from $1.68 to $3.96. This represents an immediate increase in net tangible book value of $2.28 per share to current shareholders and an immediate dilution of $6.04 per share to new investors or, 60.40% as illustrated in the following table:

         Public offering price per Share                                                           $10.00
              Net tangible book value per Share before this offering                $  1.68
              Increase per share attributable to new investors                        2.28
                                                                                    ------
              Adjusted net tangible book value per share after this offering                        $ 3.96
         Dilution per share to new investors                                                        $ 6.04
         Percentage dilution                                                                         60.40%



         The following table sets forth as of June 30, 1998, (i) the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the current shareholders, and (ii) the number of shares of Common Stock included in the Units to be purchased from the Company and total consideration to be paid by new investors (before deducting underwriting discounts and other estimated expenses) at an assumed offering price of $10.00 per share.


                                     Shares Purchased               Total Consideration        Average Price
                                    Number        Percent          Amount        Percent        Per Share

Current shareholders              2,000,000 (2)    66.7%       $  3,367,593        25.2%       $    1.68
New investors                     1,000,000 (2)    33.3%         10,000,000        74.8%          $10.00 (3)
                                  ---------       ------         -----------      ------
     Total                        3,000,000 (1)   100.0%        $13,367,593(2)    100.0%
                                  =========       =====         ===========       =====



--------


 (1) Does not include a total of 2,000,000 shares of Common Stock issuable upon the exercise of: (i) the Warrants or the Underwriters' Warrants, (ii) the Over-allotment Option, (iii) employee stock options, or (iv) other warrants to be issued. To the extent that these options and warrants are exercised, there will be further share dilution to new investors. As of the date of this Prospectus, there are no outstanding employee stock options or warrants which are exercisable.


(2) Upon exercise of the Over-allotment Option, the number of shares held by new investors would increase to 1,150,000 or 36.5% of the total number of shares to be outstanding after the offering and the total consideration paid by new investors will increase to $11,500,000. See "Principal Shareholders."

     (3) This amount assumes the attribution of the Unit purchase price solely to the Common Stock included in each Unit. See "Use of Proceeds."

                                 CAPITALIZATION


         The following table sets forth the proforma capitalization of the Company as of September 30, 1998, and as adjusted to give effect to the sale by the Company of 1,000,000 Units offered hereby at an assumed offering price of $10.00 per unit and the application of the net proceeds of $8,500,000. The table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Prospectus. See "Use of Proceeds."



                                                                             June 30,  1998
                                                                  (Unaudited)             As Adjusted
Short-term debt:


    Notes payable ......................................        $  13,863,469$            10,863,469
                                                                ------------------------------------
    Total short-term debt...............................        $  13,863,469$            10,863,469
                                                                ==================================


Long-term debt:

    Capital lease obligations...........................        $      65,131        $      65,131
    Total long-term debt.................................       $      65,131        $      65,131
                                                                   =============       =============


Shareholders' equity:
    Common Stock, $0.01 par value,
      20,000,000 shares authorized,
      2,000,000 shares issued and outstanding,

      3,000,000 as adjusted (1).........................               20,000                  30,000
    Additional paid in capital..........................                    0               8,490,000
    Retained earnings...................................            3,347,593               3,347,593
                                                                -------------           -------------

      Total shareholders' equity........................            3,367,593              11,867,593
                                                                -------------           -------------
      Total capitalization .............................        $   3,432,724           $  11,932,724
                                                                =============           =============

------


(1)  Does not include an  aggregate  of up to  2,000,000  shares  issuable  upon exercise of (a) the Company's Stock Option Plan, (b) the Warrants or the Underwriters' Warrants, (c) the Over-allotment Option, and(d) other\
     warrants.     See "Management - Stock Option Plan."

                     SELECTED COMBINED FINANCIAL INFORMATION
                  (dollars in thousands, except per share data)


         The following selected financial data has been derived from the unaudited balance sheet and income statement of Woodhaven Homes, Inc. for the nine months ended September 30, 1998, audited financial statements for each of the three years in the period ended December 31, 1997 and unaudited financial statements for each of the two years in the period ended December 31, 1994. This selected financial data should be read in conjunction with the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Financial Statements."

                                                                                                    Nine Months
                                              Fiscal Year Ended December 31,                      Ended Sept. 30
                                    ----------------------------------------------------        ----------------
                                     1993       1994       1995         1996       1997         1997       1998
                                     ----       ----       ----         ----       ----         ----       ----


Operating Data:


Net Sales                           $4,339     $8,039    $15,237      $25,253    $32,981      $22,923    $35,154
Cost of sales                        3,745      6,671     13,593       22,783     28,540       19,901     30,233
General and
administrative                         244        924      1,769        1,711      2,649        1,681      2,559
                                    ------     ------   --------      -------    -------      -------    -------
Earnings before
income tax                             351        444       (157)         533      1,465        1,057      2,173
Income tax                               9         63          -           22         48           48        ---
                                    ------     ------    -------      -------    -------      -------    -------
Net income                             342        381       (157)         511      1,417        1,009      2,173
Earnings per share                  $ 0.17     $ 0.19    $ (0.08)     $  0.26    $  0.71      $  0.50    $  1.09



                                                     December 31,                              September 30,
                                  ---------------------------------------------------      -----------------
                                   1993       1994       1995         1996       1997       1998         1998
                                   ----       ----       ----         ----       ----       ----         ----

                                                                                                    As Adjusted (1)

Balance Sheet Data:

Working capital                    $(37)      $710        $94         $496     $1,525       2,788       11,288
Current assets                    1,358      2,694      7,331       10,229     16,002      18,403       23,203
Current liabilities               1,395      1,984      7,236        9,733     14,478      15,615       12,615
Total assets                      1,698      2,839      7,606       10,652     16,455      19,048       23,848
Total liabilities                 1,475      2,347      7,536        9,870     14,592      15,680       12,680
Shareholder's equity                223        492         70          781      1,863       3,368       11,868
Shares outstanding                2,000      2,000      2,000        2,000      2,000       2,000        3,000


-------

     (1) Adjusted to reflect the sale of the Units offered by this prospectus at an offering price of $10.00 per Unit and application of the net proceeds of $8,500,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following should be read in connection with the Company's Combined Financial Statements, related notes and other financial information included elsewhere in this Prospectus.

Results of Operations

         Over the three years ended December 31, 1997, the Company increased net sales by 115.9% to $33.0 million from $15.2 million, decreased costs of sales as a percentage of sales by 2.7% while general and administrative expenses as a percentage of sales declined from 11.6% to 8.0%. During this period, net income as a percentage of sales increased from (1.0%) in 1995 to 4.3% in 1997. The following table presents, as a percentage of net revenues, certain financial data for the Company for the periods indicated:



                                                      Fiscal Year Ended        Nine months Ended 9/30

                                        12/31/97          12/31/96          12/31/95           1998       1997
                                        --------          --------          --------           ----       ----


Net Sales                                100.0%            100.0%            100.0%           100.0%      100.0%
Costs of sales                            86.5              90.2              89.2             86.8        86.8
Gross profit                              13.5               9.8              10.8             14.0        13.2
General and
administrative expenses                    8.0               6.8              11.6              7.3         7.3
Operating income                           5.4               3.0              (0.8)             6.7         5.8
Interest expense                           1.0               0.9               0.2              0.5         1.2
Income taxes                               0.1               0.1              --               --           0.2
Net income                                 4.3               2.0              (1.0)             6.2         4.4


Comparison of the Nine months Ended September 30, 1997 and September 30, 1998

         Net sales for the nine month period ended September 30, 1998 increased by 53.4% to $35.2 million from $22.9 million for the nine month period ended September 30, 1997. The higher level of sales reflects the increased marketing efforts initiated in 1997 as the Company added new salespeople and sales centers. These efforts resulted in a higher level of inventory of homes in late 1997 that were subsequently closed during the first half of 1998. Revenues also benefited from an increase in the average sales price of a home to $109,174 from $103,257. The majority of the sales increase was due to an increase in the number of homes sold during the period as the Company sold 322 homes versus 222 in the prior period. The increase in average sales price provided $591,700 of the sales increase during the period. See "Business-Backlog."

         Gross profit for the nine month period ended September 30, 1998 increased to $4.9 million from $3.0 million for the same period in 1997. Gross margin increased by 0.8% to 14.0% from 13.2%. The increase in gross profit and gross margin was primarily due to increased sales combined with lower financing costs. The Company experienced a decrease in its borrowing costs as evidenced by lower interest rates in its bank agreements. Interest costs incurred on construction indebtedness (secured by specific real estate inventories) are capitalized until completion of construction. Interest costs incurred after completion of construction and interest incurred on non-construction related indebtedness are expensed.

         General and administrative expense increased by 52.2% to $3.2 million from $1.7 million for the nine month period ended September 30, 1997. The increase was primarily due to the addition of several management positions to support the Company's growth. As a percentage of sales, general and administrative expense was relatively flat reflecting management's strategy to add personnel in relation to sales growth.

         Interest expense decreased to $118,774 for the nine month period ended September 30,1998 compared to $283,299 for the same period in the prior year. The decrease in interest expense was primarily due to a lower inventory of homes waiting to be sold that have to be financed by the Company. In addition, the Company had previously owned their model homes and financed them with bank debt. Beginning in 1997, the Company started leasing the model homes from an unaffiliated third party that eliminated the interest expense associated with owning them. Leasing expense is recorded on the financial statements under Selling, General and Administrative Expense.

         Net earnings for the nine months ended September 30, 1998 increased to approximately $2.2 million from $1.0 for the nine month period ended September 30, 1997. The increase in net earnings was primarily due to the increase in sales, improvement in gross margin and reduction in interest expense as noted above.

Comparison of the Years Ended December 31, 1996 and December 31, 1997

         Net sales for the year ended December 31, 1997 increased by $7.7 million, or 30.6%, to $33.0 million from $25.3 million for the prior year. The increase was primarily due to increased marketing efforts by the Company and general improvement in real estate conditions in the Company's markets. During the year, the Company increased the number of sales centers from eight in 1996 to fifteen in 1997. Further, the number of salespeople was increased to eighteen from twelve. The majority of the sales increase during the year was due to the increase in the number of homes sold as the Company closed 320 homes during the year compared to 270 in the prior year. Revenues also benefited from an increase in the average sales price of a home to $104,000 from $94,000 in the prior year. The increase in average sales price per home contributed $500,000 to the overall increase in sales during the year.

         Gross profit for the year ended December 31, 1997 increased by 79.7% to $4.4 million from $2.5 million in the prior year. Gross margin increased 3.7% to 13.5% from 9.8%. These improvements reflect an increase in the average selling price of homes sold by the Company combined with a reduction in financing costs.

         Selling, general and administrative expenses for the year ended December 31, 1997 increased by approximately $938,000, or 54.8%, to $2.6 million from $1.7 million in the prior year. The increase was primarily due to increased marketing expenses in the form of advertising and maintenance of model homes. In addition, the Company increased employee benefit expenditures by adding a health insurance program and retirement plan.

         Interest expense for the year ended December 31, 1997 increased to approximately $326,000 from $226,000 in the prior year. The increase resulted from differences in the amount of construction interest capitalized during the periods.

         Net income increased to approximately $1.4 million for the fiscal year end December 31, 1997 from $511,000 in the prior year, an increase of 177.4%. The increase in net income reflects the increase in sales with correspondingly lower increases in cost of sales and selling, general and administrative expenses.

Comparison of the Years Ended December 31, 1995 and December 31, 1996

         Net sales for the year ended December 31, 1996 increased by 65.7% to $25.3 million from $15.2 million for the year ended December 31, 1995. The majority of the sales increase was due to an increase in the number of homes sold during the year as the Company sold 270 homes versus 172 in the prior year. Revenues also benefited from an increase in the average sales price of a home to $93,000 from $87,000 in the prior year. The increase in average sales price per home contributed $588,000 to the overall increase in sales during the year.

         Gross profit for the year ended December 31, 1996 increased to $2.5 million from $1.6 million from 1995. The increase in gross profit was primarily due to the higher revenue base. For the year ended December 31, 1996, gross margin was 9.8% compared to 10.8% for the year ended December 31, 1995. The decline in gross margin was primarily due to the reclassification of certain expense items that were not included in cost of sales in the prior year.

         General and administrative expense declined to $1.7 million for the year ended December 31, 1996 from $1.8 million for the year ended December 31, 1995. As a percentage of sales, general and administrative expense was 6.8% compared to 11.6% in the prior year. The decline in general and administrative expense was primarily due to the reclassification of certain expense items that were no longer included in general and administrative expense for the current year.

         Interest expense increased by $194,000 to $226,400 for the year ended December 31, 1996 from $32,000 in the prior year. The increase was primarily due to the increase in the number of homes sold by the Company that required funding before they were closed.

         Net earnings for the year ended December 31, 1996 were $511,000 compared to a loss of ($157,000) for the year ended December 31, 1995. The increase was primarily due to the higher level of sales.


Liquidity and Capital Resources


         The Company has financed its working capital requirements through the use of bank debt, notes payable from shareholders, and capital leases. As of September 30, 1998, the Company had working capital of $2.8 million and a working capital ratio of 1.2 times. Current assets consist primarily of inventories of lots and homes prior to being completed and closed.

         Because of the capital intensive nature of the homebuilding business, borrowings from banks and other financial institutions constitute the primary financing vehicle for the Company. Such borrowings are typically short term and are secured by homes and lots. They are repaid as the individual homes are closed. Bank borrowings contain no significant restrictions and bear interest at rates of 8.5% to 12.0%.


         Cash used in operations for the nine months ended September 30, 1998 was approximately $513,000 compared to $2.6 million for the nine months ended September 30, 1997. The decrease in cash used in operations was primarily due to the increase in cash received from customers reflecting the higher revenue base. This amount was offset by the increase in cash paid to suppliers to support the increase in sales. The Company also spent $120,000 for the purchase of property and equipment. The cash used in operations and investing was provided by notes payable of approximately $900,000 during the year.


         Cash used in operations for the fiscal year end December 31, 1997 was approximately $3.6 million compared to $2.4 million for the same period in the prior year. The increase in cash used in operations was due primarily to (i) the internal financing of the growth in sales as reflected by the increase in accounts receivable and (ii) an increase in inventory to support the higher revenue base. The cash used in operations was provided by notes payable of approximately $1.2 million and inventory loans of approximately $4.0 million during the year.

         Cash used in operations for the fiscal year ended December 31, 1996 was approximately $2.4 million compared to $ 3.2 million for the same period in the prior year. The reduction in cash used in operations was primarily due to a reduction in inventory combined with improvement in accounts receivable collections. The cash used in operations was provided by capital contributions by management of $200,000 combined with inventory loans and notes payables of approximately $2.8 million during the year.

         The Company believes that the net proceeds from this offering, the use of bank borrowings and leases, and anticipated revenue from operations should be adequate for the Company's working capital requirements over the course of the next twelve months. In the event that the Company's plans or assumptions change or if its requirements to meet unanticipated changes in business conditions or the proceeds of this offering prove to be insufficient to fund operations, the Company could be required to seek additional financing prior to such time.

The Reorganization


         The Company was incorporated in August 1998 to acquire from Richard D. Laxton, Phillip R. Johns and Mark V. Johns, all of the assets of Woodhaven Ltd., all of the outstanding capital stock of WH Management, and all of the outstanding capital stock of Resland in a tax-free reorganization pursuant to
Section 351 of the Internal Revenue Code of 1986. The Company will issue to Messrs. Laxton, Johns and Johns 2,000,000 shares of its Common Stock in exchange for all of the assets of Woodhaven Ltd. and all of the outstanding capital stock of WH Management and Resland. This transaction, which will be consummated immediately prior to the effective date of this Prospectus, will be accounted for similar to a pooling of interests with the transferred assets and liabilities being recorded at their historical cost basis. The only expected impact on operations resulting from the transaction is expected to be corporate income tax expense attributable to the Company's earnings. Previously, earnings were taxed under a partnership structure, and going forward they will be subject to the standard corporate income tax rate of approximately 35%. In connection with the Reorganization, the Company will distribute $700,000 to the three partners of Woodhaven Ltd. for payment of income taxes applicable to Woodhaven Ltd's. income from operations. The distribution will be made to allow Richard D. Laxton, Phillip R. Johns and Mark V. Johns to pay the individual income taxes they owe on their shares of Woodhaven Ltd's. earnings. See "The Reorganization," "Use of Proceeds", "Certain Relationships and Related Transactions" and Principal Shareholders."

Year 2000

         The Company conducted a review of its computerized systems to determine how its systems would be affected by the Year 2000 issues. Additionally, the Company is assessing certain third parties with which the Company has material relationships, particularly lenders, suppliers, sub-contractors and title companies, to determine their compliance with Year 2000 issues. The Company intends to obtain confirmation that all such third parties are or will be Year 2000 compliant. The Company believes that such confirmation will be completed by March 31, 1999.

         The Company's primary system hardware and software package have been reviewed by IBM, Renaissance Systems, Inc.,(an IBM business partner) and Systems Analyses, Inc., the Company's software developer. As of June 30, 1998, and as a result of such review, the Company purchased at a cost of $32,000 the latest upgrade of the "HomeBuilder" software which has been certified by the software developer to be Year 2000 compliant. Further, the Company has ordered new IBM hardware (A/S 400) and operating software at a cost of $40,000, including installation, all of which will be certified as Year 2000 compliant. The upgraded software and new hardware is expected to be installed and tested for compliance by December 31, 1998. See "Business-Management Information Systems."

         The foregoing costs represent approximately 50% of the Company's 1998 budget for information technology and these costs will be paid out of working capital and charged to income over a three year period. No additional significant costs are anticipated and no other information technology projects have been deferred as a result of Year 2000.


         With respect to outside parties which could affect the Company's business because of Year 2000 issues, the Company believes that the most likely problems would arise because of isolated instances of shortages of supplies. However, the Company's suppliers are major businesses which it believes will be Year 2000 compliant and there are adequate alternative suppliers. At worst, the Company believes that there would only be a short-term problem causing a temporary disruption of business.


Accounting Standards

         The Financial Accounting Standards Board ("FASB") periodically issues statements of financial accounting standards. In April 1997, FASB issued Statement of Financial Accounting Standards (SFAS) No. 128. The new standard replaces primary and fully diluted earnings per share with basic and diluted earnings per share. The Company has adopted FASB 128 and has restated all prior periods presented to comply with this standard. The adoption did not impact reported earnings per share.


         In June 1997, the FASB issued SFAS No. 130 and 131. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting about operating segments, products and services, geographic areas, and major customers. The standards became effective for fiscal years beginning after December 15, 1997. Management believes that provisions of SFAS No. 130 and 131 will not have a material effect on its financial condition or reported results of operation.

         In February 1998, the Financial Accounting Standards Board issued SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits - An Amendment of FASB Statements No. 87,88, and 106. This Statement revises employers' disclosures about pension and other post retirement benefit plans. It does not change the measurement or recognition of those plans. Rather, it standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. This Statement became effective for fiscal years beginning after December 15, 1997 and the Company believes it will not have a material effect on its financial condition or results of operations.


         In August 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities. This statement, which applies to all entities, requires derivative instruments to be measured at fair value and recognized as either assets or liabilities on the balance sheet. The statement is effective for fiscal years beginning after June 15, 1999 with earlier application encouraged but permitted only as of the beginning of any fiscal quarter beginning after June 1998. Retroactive application is prohibited. The Company does not believe this statement will be applicable to its financial condition or its results of operations.

                                    BUSINESS

General

      The Company designs, builds and sells single-family homes in the Dallas/Fort Worth metropolitan area. This market has experienced population and job growth above the national average over the last several years. The Company operated in 17 subdivisions in this metropolitan area, and had 204 homes under construction at December 31, 1997. The Company is also actively engaged in residential land acquisition and development, which enables it to provide lots for its homebuilding operations. At December 31, 1997, the Company owned or had under option contract 1,366 lots available for future growth.

      The Company offers high-quality homes, designed principally for the "entry level" and relocation market segments. Typically, homes range in size from 1,186 square feet to over 3,000 square feet and range in price from $67,950 to $238,000, with an average sales price of $104,000 for homes closed during 1997.

      The Company's homebuilding operation is positioned to compete with high-volume builders by offering a broader selection of homes with more amenities and greater design flexibility than typically offered by volume builders. The Company gives the homebuyer the ability to select various design features in accordance with their personal preferences. Through a volume building approach the Company's custom homes generally offer more value than those offered by local, lower-volume custom builders, primarily due to the Company's effective purchasing, construction and marketing programs. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased sales prices and margins. The Company believes that its ability to meet the design tastes of prospective homebuyers at competitive prices distinguishes itself from many of its competitors.

Strategy

      The Company's objective is to provide its customers with homes that offer both quality and value, while seeking to maximize its return on invested capital. Management believes that a balanced and disciplined approach to home construction, land purchases and marketing is essential to the Company's anticipated growth. To achieve this objective, the Company has developed a strategy that focuses on the following elements:

      Growth Markets. The Company's primary market has experienced population and job growth in excess of the national average over the past several years. The Company believes that there are significant growth opportunities in this market. The Company also continues to evaluate new markets that have significant "move-up" and relocation segments that would satisfy the Company's profitability, investment return and other criteria. While the Company anticipates entering new markets primarily through start-up operations, it will also consider the acquisition of homebuilding companies that have complementary management styles. Entry into new markets is preceded by extensive due diligence and research conducted by management. The Company currently has no specific markets or acquisitions under consideration for expansion. Initially, it may be expected that the Company will expand into new communities and developments adjacent to or near the Company's current area of operations.

      Centralized Purchasing. The Company utilizes centralized purchasing to leverage its purchasing power into volume discounts, a practice which reduces costs, ensures timely deliveries and reduces the risk of supply shortages due to allocations of materials. The Company has negotiated favorable price arrangements with high quality national and regional suppliers for appliances, heating and air conditioning, counter tops, bathroom fixtures, roofing and insulation products, floor coverings, and other housing components. Major materials, such as lumber, sheet rock, concrete and brick are also centrally purchased to obtain volume discounts. There are no minimum purchase requirements for these arrangements.

      Cost Management. The Company controls its overhead costs by centralizing administrative and accounting functions, eliminating the need for redundant functions at the community level. The Company controls construction costs through the efficient design of its homes and by obtaining favorable pricing, where possible, from subcontractors based on the high volume of work performed for the Company. The Company also controls its warranty costs through quality control that ensures that the home has been totally finished prior to the buyer moving in, thus enhancing customer satisfaction. The Company controls its advertising expenses through sophisticated budgeting of expenses with extensive review of all expenditures. Some of the Company's major suppliers and contractors also contribute advertising dollars for special promotions of houses and products. These campaigns feature the key suppliers' products and enhance the image of the Company's homes through brand recognition. In addition, the Company seeks to better manage its corporate overhead costs by utilizing the Homebuilder software package written specifically for production homebuilders. See "-Management Information Systems."

      Limited Real Estate Exposure. The Company seeks to maximize its return on capital and limit its exposure to changes in land valuation by obtaining options to purchase lots whenever feasible. The Company will also directly acquire, where appropriate, quality residential properties that are in high demand for use in its homebuilding operations and for sale to third-party builders. The Company's executive management establishes targeted levels of lot options and land for development based on its strategic plan for the overall growth of the Company. The Company targets properties for acquisition that are both suitable for its homebuilding product and in locations that are anticipated to maintain the homebuyers' property values. The Company believes this strategy improves inventory turnover and enables the Company to develop and dispose of the developed lots typically within two to three years. The Company does not acquire land that is not suitable for lot development and residential construction and does not speculate on land values by acquiring and holding land for resale or for future development.

         The Company seeks to limit its exposure to real estate inventory risks by (i) closely monitoring its unsold inventory of new homes and the stage of completion of homes under construction on an ongoing basis, (ii) centralizing control for the start of new homes and (iii) closely monitoring local job market and demographic trends, housing preferences and related economic developments, such as new job opportunities, local growth initiatives and trends in work force median income levels.


Markets

      The Company conducts homebuilding activities in the Dallas/Fort Worth metropolitan area. The Company plans to focus its development activity based on the following factors, among others: regional economic conditions, job growth, land availability, the local land development process, consumer tastes, competition from other builders of new homes and secondary home sales activity. The statistical information presented below has been compiled by American Metro/Study Corporation from a number of public sources.

      Dallas/Fort Worth, Texas. The combined Dallas/Fort Worth metropolitan area (the "Metroplex") exceeded 4.5 million in total population in 1997. With an employment base of more than 2.3 million jobs, the metroplex has added between 80,000 and 130,000 jobs annually during 1994 to 1997 (a 4.5% annual growth rate) which ranks it number 1 in the nation. This growth is partially attributable to the emergence of the "Telecom Corridor," a new center for high-technology communication companies, Dallas, Ft. Worth International Airport the worlds busiest, and Alliance Airport region, a hub for the manufacturing and service industries in Fort Worth. The
      Metroplex has positioned itself as an attractive market for corporate relocations and expansions due to the relatively low cost of living and ease of accessibility to the Metroplex. The single-family market in Dallas/ Fort Worth is characterized by rising home values in a market which has grown to a new homes start annual rate of 25,000 units per year over the period 1994 to 1997.

      The Company has positioned itself to increase its market share in the Dallas/Fort Worth market, as this area continues its economic expansion. The Company was first established in 1992 and is achieving the image, brand awareness and improved lot position, which the Company believes, will support its continued expansion in this market.

Backlog

     At December 31, 1997, the Company's backlog was $19,589,583, which consisted of 198 homes. At June 30, 1998, the backlog was $31,135,171, which consisted of 274 homes. Backlog represents home purchase contracts which have been executed and for which earnest money deposits have been received. Home sales are not recorded as revenues until the closings occur. Sales value represents the product of the number of homes for which earnest money contracts have been received multiplied by the contract sales price for each home. Backlog does not include speculative homes.

      Consistent with historical experience, 95% of the homes in backlog at December 31, 1997 were closed by June 30, 1998. Based upon dollar volume, contract cancellations were less than 10% of the home sales contracts signed and started during each of 1995, 1996 and 1997. Although cancellations can disrupt anticipated home closings, the Company believes that cancellations have not had a material negative impact on operations or liquidity of the Company during the last several years. The Company attempts to reduce cancellations by reviewing each homebuyer's ability to obtain mortgage financing early in the sales process and by closely monitoring the mortgage approval process.

Land Policies and Position

     The Company provides lot positions for its homebuilding operations by acquiring lot options and by purchasing land for the development of lots. When appropriate, developed lots are occasionally sold to third-party builders to increase inventory turnover and to enhance earnings for the Company.

Design

     The Company's home designs and floor plans are prepared by outside architects in each of the Company's markets to appeal to the local tastes and preferences of the community. The Company's design department has the capability to change its standard floor plans to accommodate the individual homebuyer. While most design modifications are significant to the homebuyer, they typically involve relatively minor adjustments that allow the Company to maintain construction efficiencies and result in greater profitability due to increased margins. The design department also verifies that each floor plan will fit on a particular lot before construction begins. To contain costs, the design department periodically alters the Company's most popular floor plans, so that they remain current with design trends, product updates and consumer tastes.

Construction

     Subcontractors perform virtually all of the Company's construction work. The Company's construction superintendents monitor the construction of each home, coordinate the activities of subcontractors and suppliers, subject the work of subcontractors to quality and cost controls and monitor compliance with zoning and building codes. Subcontractors typically are retained pursuant to a contract that obligates the subcontractor to complete construction in a workmanlike manner that provides standard indemnifications and warranties. The subcontractor is paid on a per unit basis which fluctuates depending on the size of the home. Typically, the Company works with the same subcontractors in each city. The Company's subcontractors are not subject to any collective bargaining agreements. While the Company competes with other homebuilders for qualified subcontractors, it has established long-standing relationships with many of its subcontractors. To date, by providing both timely payments and steady work assignments, the Company has not experienced any inability to obtain qualified subcontractors.

     The Company's purchasing and cost accounting practices are designed to facilitate construction flexibility. This process permits homebuyers to modify their designs, while allowing the Company to monitor and maintain its profitability. Construction time for the Company's homes depends on weather, availability of labor, materials and supplies and other factors. The Company typically completes the construction of a home within four to five months.

     The Company does not maintain inventories of construction materials. Typically, the construction materials used in the Company's operations are readily available from numerous sources. The Company has favorable price arrangements or contracts with suppliers of certain of its building materials, but it is not under any specific purchasing requirements. In recent years, the Company has not experienced any significant delays in construction due to shortages of materials or labor.

Marketing and Sales

         The Company markets and sells its homes through commissioned employees. Approximately forty percent (40%) of such sales are made in cooperation with independent real estate brokers. The Company targets both first-time home buyers and the relocation market segments and employs sophisticated marketing techniques to attract potential home buyers through its Internet website, as well as print and radio advertising. Home sales are typically conducted from sales offices located in furnished model homes used in each sub-division. At December 31, 1997, the Company owned and/or leased 15 model homes. The Company sales personnel assist prospective buyers by providing them with floor plans, pricing information, tours of model homes and the selection of option and other custom features. These sales and marketing personnel are kept informed as to the availability of financing, construction schedules, and marketing and advertising plans. In addition to using model homes, the speculative homes built in each home division enhance the Company's marketing and sales activities. Speculative homes are attractive to real estate brokers who need homes to show to prospective buyers and to buyers who do not want to wait for completion of a contract home. Construction of these speculative homes is also necessary to satisfy the requirements of relocated personnel, some move-up buyers and independent brokers, who often represent homebuyers requiring a completed home within sixty days. Approximately eighty percent (80%) of the speculative homes were sold while under construction in 1997. The number of speculative homes the Company builds in any given subdivision is influenced by local market factors, such as new employment opportunities, significant job relocations, growing housing demand and the length of time the Company has built in the market. At December 31, 1997, the Company was operating in seventeen subdivisions. The ratio of pre-sold homes to speculative homes under construction is typically approximately 75% pre-sold to 25% speculative. The Company advertises in newspapers and in real estate and mortgage broker company publications, brochures, newsletter and billboards. Because real estate brokers are important to sales, the Company sponsors realtor luncheons and other events to increase awareness of the Company's subdivisions and products.

         Sales of the Company's homes generally are made pursuant to a standard sales contract. The contract includes a financing contingency, which permits the customer to cancel in the event mortgage financing at prevailing rates is unattainable within a specified period, typically four to six weeks, and may include other contingencies such as the sale of an existing home. The Company includes a home sale in its backlog upon execution of the sales contract and receipt of the initial down payment. The Company does not recognize revenue until the home is closed and title passes to the homebuyer. The Company estimates that the average period between execution of the sales contract for a home and closing is approximately five months for pre-sold homes.

Customer Financing


     In February 1998, WH Management entered into a participation agreement styled as a joint venture named Trendsetters Mortgage with The GM Group, Inc. Trendsetters Mortgage underwrites, originates and sells mortgages for homebuyers referred by the Company. The mortgages are funded by Trendsetters Mortgage and the Company's capital is not at risk in connection with this agreement. The agreement was entered into to provide Woodhaven Ltd. with a source of mortgage financing for buyers of its homes, a practice customary in the homebuilding industry. WH Management contributed $510 and The GM Group contributed $490, establishing a 51-49% division of "profits." Under the agreement, Woohaven Ltd. refers home buyers seeking mortgaging financing to The GM Group, which provides all services and funding for the mortgage loan, including screening, paperwork and closing. WH Management provides no capital, no personnel and has no assets at risk. The agreement is non-exclusive and either party may deal with other lenders and builders. WH Management receives 51% of the net fees and discount points on each loan after deducting a $400 loan officer expense. Since the agreement became effective in February, it was several months before it could be implemented. At September 30, 1998, WH Management had received approximately $24,000 under the agreement. The Company will succeed to WH Management's position in the reorganization.


Management Information Systems

         The primary application software for the Company is the HomeBuilder software package from Systems Analysis, Inc. This package was written specifically for production homebuilders and operates on an IBM AS/400 computer. The HomeBuilder software package is a fully integrated accounting package, which has general ledger, accounts payable, job costs, purchasing, payroll, warranty and production status modules. The Company is currently in the process of upgrading the software so that it will integrate central office lot pricing and/or discounts to sales contracts that are generated by the sales associate. Locally attached devices such as personal computers, printers, and terminals communicate with the AS/400 over an Ethernet network. Data is protected on the AS/400 using a D.L.T. data protection system and daily tape backups. A weekly tape backup is maintained off sight as a contingency backup in the case of fire or other disaster.

Year 2000

         The Company conducted a review of its computer systems to identify how its computer systems could be affected by the "Year 2000" issues. As a result of this review, during the six months ended June 30, 1998, the Company purchased at a cost of approximately $32,000 the latest upgrade of the "HomeBuilder" software to be Year 2000 compliant. In addition, the Company has ordered new hardware and operating software at a cost of $40,000 which will be certified as Year 2000 compliant. When the new software and hardware are installed and other steps being taken by management are completed, the Company believes that it will be in compliance with the Year 2000 issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Year 2000."

Customer Service and Quality Control

     The Company's operating divisions are responsible for pre-closing, quality control inspections and responding to customer's post-closing needs. The Company believes that the prompt, courteous response to homebuyers' needs during and after construction reduces post-closing repair costs, enhances the Company's reputation for quality and service, and ultimately leads to significant repeat and referral business. The Company conducts pre-closing inspections with homebuyers immediately prior to closing. In conjunction with the inspections, a list of items for home completion is created. It is the Company's policy that the sale is not closed until all items are completed to the homebuyer's satisfaction.

     All warranty requests are processed through the central customer service department located in the corporate office. In most instances, a customer service manager inspects the warranty request within 48 hours of receipt. The repair work is approved by the homeowner upon satisfactory completion. A post-closing interview involves an analysis of the homebuyer's experiences with the sales counselor, the title company, the mortgage company and the construction department as well as their satisfaction with the product. Typically, after a year, another interview is conducted with the homeowner to determine their continued satisfaction. The subsequent interview provides management a direct link to the customer's perception of the entire buying experience as well as valuable feedback on the quality of the product.

Warranty Program

     The Company provides a two-year limited warranty of workmanship and materials with each of its homes. The first year of such warranty, the Company provides coverage on workmanship and materials, plumbing, electrical, heating, cooling, ventilation systems and major structural defects. The second year the Company is responsible for major structural defects and specific types of defects in plumbing, electrical, heating, cooling and ventilation systems exclusive of effects in appliances, fixtures and equipment. The Company subcontracts its homebuilding work to subcontractors who provide the Company with an indemnity and a certificate of insurance prior to receiving payments for their work and, therefore, claims relating to workmanship and materials are generally the primary responsibility of the Company's subcontractors. The next eight years the Company provides a limited homeowners' warranty covering major structural defects through a single national agreement with the Residential Warranty Corporation ("RWC"). A reserve of approximately 0.5% of the sale price of a home is established to cover warranty expenses, although this reserve is subject to adjustment in special circumstances. The Company's historical experience is that such warranty expenses generally fall within the amount established for such reserve. The Company does not currently have any material litigation or claims regarding warranties or latent defects with respect to construction of homes. Current claims and litigation are expected to be substantially covered by the Company's reserve or insurance. Generally, warranty claims are handled by the construction superintendent who built the particular home to ensure that prompt and appropriate corrective action is taken by the appropriate subcontractor.

Competition

     The development and sale of residential properties is highly competitive and fragmented. The Company competes for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous large and small homebuilders, including some homebuilders with nationwide operations and greater financial resources and/or lower costs than the Company. The Company also competes for residential sales with individual resales of existing homes, available rental housing and, to a lesser extent, resales of condominiums. The Company believes that it compares favorably to other builders in the markets in which it operates, due primarily to: (i) its experience within its geographic markets, which allows it to vary its product offerings to reflect changing market conditions; (ii) its responsiveness to market conditions, enabling it to capitalize on the opportunities for advantageous land acquisitions in desirable locations; and
(iii) its reputation for service and quality. There can be no assurance that the Company will be able to continue to compete successfully in any of its markets. The inability of the Company to continue to compete successfully in any of its markets could have a material adverse effect on the Company's business, financial condition or results of operations.

Government Regulation and Environmental Matters

     All of the Company's land is purchased with the right to obtain building permits upon compliance with specified conditions, which generally are within the Company's control. Upon compliance with such conditions, the Company seeks building permits. The length of time necessary to obtain such permits and approvals affects the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to several factors, such as changes in policies, rules and regulations and their interpretation and application. To date, the governmental approval processes discussed above have not had a material adverse effect on the Company's development activities. There can be no assurance, however, that these and other restrictions will not adversely affect the Company in the future.

     Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. These are normally established, however, when the Company receives recorded final maps and building permits. The Company is also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health, zoning and the environment. These laws may result in delays, cause the
Company to incur compliance and other costs, and prohibit or restrict development in certain environmentally sensitive markets.

Employees

     At December 31, 1997, the Company employed 56 persons on a full and part-time basis, of whom 28 were sales and marketing personnel, 14 were executive, administrative and clerical personnel, and 14 were involved with construction. None of the Company's employees are covered by collective bargaining agreements. The Company believes its relations with its employees are good.

Properties

     The Company leases a 10,000 square foot facility in Dallas, Texas, which serves as the Company's headquarters and primary residential homebuilding office at an annual rental of $132,000. The lease expires in August 2000. The Company believes this facility is adequate for its needs for the foreseeable future.

Litigation

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of the Company's management, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

Executive Officers and Directors

         The following table sets forth certain information regarding the Company's directors and executive officers:

            Name                         Age            Position

         Richard D. Laxton               60   Chief Executive Officer, Director

         Phillip R. Johns                38   President, Director

         Mark V. Johns                   40   Vice President, Director

         Lynda M. Presley                47   Secretary

         Richard D. Laxton joined the Company in 1996 as Chief Executive Officer. Mr. Laxton has spent the majority of his professional career in executive management positions within the construction industry. Prior to joining the Company from 1994 to 1996, Mr. Laxton was employed as Chief Lending Officer of First American Savings Bank where he was responsible for construction and mortgage lending. He also served as a consultant to a retailer of lumber and building materials. From 1984 to 1994, Mr. Laxton was President and General Manager of Hurst Lumber Company. Under Mr. Laxton's tenure, Hurst Lumber Company achieved annual sales of $19,000,000. During this time, he was also active real estate developer in the Dallas area. He received an accounting degree from St. Mary's University and is a Certified Public Accountant.

         Phillip R. Johns has been President of the Company since its inception in 1992. He has been involved in the construction business for his entire career beginning in 1982. Before starting the Company, Mr. Johns owned and operated Prestique Construction, a builder offering services from renovation to full construction of single family homes and office and retail buildings. He was involved in all aspects of the business from administrative duties to design and craftsmanship. From 1978 to 1981, he attended North Texas State University as an accounting major.

         Mark V. Johns has been Vice President of the Company since its inception in 1992. His management duties with the Company have been focused on sales management, site selection, product design, pricing and development of advertising and marketing. He has been employed in the real estate sales, development and/or construction business since 1980. Prior to joining the Company, Mr. Johns worked for several homebuilders in the Dallas area in management, sales and marketing.

         Lynda M. Presely has been secretary of the Company and its predecessor limited partnership since October 1, 1997, and has been office and accounting manager of the Company since July 1995. Prior to that time, she worked in a supervisory capacity in the accounting department of Goodman Homes, Inc., a privately owned, high volume homebuilder in the Dallas/Ft. Worth area for more than five years.

     Directors of the Company are elected at each annual meeting of shareholders. The officers of the Company are elected annually by the Board of Directors. Officers and directors hold office until their respective successors are elected and qualified or until they're earlier resignation or removal. Outside Directors
         The Company has agreed to appoint two directors who are not officers, employees or 5% shareholders or related to an officer, employee or 5% shareholder upon conclusion of the offering. One director nominee, designated by the Representative of the Underwriters, is Robert A. Shuey, III. Mr. Shuey is Chief Executive Officer of Tejas Securities Group, Inc., the Representative of the Underwriters in this offering. Mr. Shuey has been associated with Tejas Securities Group, Inc. since September 1997. He has been in the investment banking business for more than the past five years, with National Securities Corporation from September 1996 until August 1997; with La Jolla Securities
Corporation from April 1995 until August 1996, with Dillon Gage Securities Corporation from January 1994 until April 1995 and Dickinson & Co. from March 1993 to December 1993. Mr. Shuey is a member of the Board of Directors of EuroMed, Inc., AutoBond Corporation, Westower Corporation and Transnational Financial Corporation. Mr. Shuey is a graduate of Babson with a degree in Economics and Finance. The other director has not been selected but will be appointed by the current board as permitted by the by-laws. Shareholders will not vote on the appointment of either of these proposed directors. The Company will form an audit and compensation committee composed of the outside directors and a member of management.

Compensation of Directors
     Directors   who  are   employees  of  the  Company  will  not  receive  any
remuneration in their capacity as directors. Outside directors will receive $12,000 annually, and $500 per meeting attended and related travel expenses. Indemnification and Limitation on Liability
         If available at reasonable cost, the Company intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by any reason of their positions as officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to its Articles of Incorporation and By-laws, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Executive Compensation
         The following table sets forth the compensation awarded to, earned by, or paid to all executive officers (the "Named Executive Officers") for services rendered to the Company in all capacities for the fiscal years ended December 31, 1997, 1996, and 1995.

                                                    Summary Compensation Table

     Name and                                            Annual Compensation            All Other
Principal Position             Fiscal Year           Salary              Bonus        Compensation

Richard D. Laxton           December 31, 1997         $100,681                  -              -
Chief Executive Officer     December 31, 1996           53,600                  -              -
                            December 31, 1995                -                  -              -

Phillip Johns               December 31, 1997        $ 100,681                  -              -
President                  December 31, 1996           101,800                  -              -
                           December 31, 1995           103,000                  -              -

Mark Johns                 December 31, 1997          $ 96,600                  -              -
Vice President             December 31, 1996            78,554                  -              -
                           December 31, 1995            27,000                  -              -

     Prior to this offering, the Company was a privately held corporation and distributed much of its income to shareholders by way of bonuses for income tax planning purposes. In the future, the Company intends to compensate its officers in accordance with the recommendations of a compensation committee, a majority of which will be outside directors. Employment Agreements
         The Company has no employment agreements.



Stock Option Plan
         The 1998 Stock Option Plan, (the "Stock Option Plan") provides for the grant to employees, officers, directors, and consultants to the Company or any parent, subsidiary or affiliate of the Company of up to 300,000 shares of the Company's Common Stock, subject to adjustment in the event of any subdivision, combination, or reclassification of shares. The Stock Option Plan will terminate in 2008. The Stock Option Plan will be administered by the Board of Directors or a committee of the Board of Directors (the "Committee") which will be composed solely of two or more directors who are "non-employee directors" as defined in Rule 16b-3 of the Securities Exchange Act of 1934, as amended. The Stock Option Plan provides for the grant of incentive stock options ("ISO's") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified options at the discretion of the Board of Directors The exercise price of any option will not be less than the fair market value of the shares at the time the option is granted. The options granted are exercisable within the times or upon the events determined by the Board or Committee set forth in the grant, but no option is exercisable beyond ten years from the date of the grant. The Board of Directors or Committee administering the Stock Option Plan will determine whether each option is to be an ISO or non-qualified stock option, the number of shares, the exercise price, the period during which the option may be exercised, and any other terms and conditions of the option. The holder of an option may pay the option price in (1) cash, (2) check, (3) other shares of the Company, (4) authorization for the Company to retain from the total number of shares to be issued that number of shares having a fair market value on the date of exercise equal to the exercise price for the total number of shares, (5)
irrevocable instructions to a broker to deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, (6) delivery of an irrevocable subscription agreement for the shares which irrevocably obligates the option holder to take and pay for shares not more than 12 months after the date of the delivery of the subscription agreement, (7) any combination of the foregoing methods of payment, or (8) other consideration or method of payment for the issuance of shares as may be permitted under applicable law. The options are nontransferable except by will or by the laws of descent and distribution. Upon dissolution, liquidation, merger, sale of stock or sale of substantially all assets, outstanding options, notwithstanding the terms of the grant, will become exercisable in full at least 10 days prior to the transaction. The Stock Option Plan is subject to amendment or termination at any time and from time to time, subject to certain limitations. As of the date of this Prospectus, no options had been granted. Any future options to be granted will be determined by the Board of Directors or the Committee.

                             PRINCIPAL SHAREHOLDERS


         The following table sets forth certain information regarding the beneficial ownership as of June 30, 1998 of the Common Stock by (a) each person known by the Company to be a beneficial owner of more than 5% of the outstanding shares of Common Stock, (b) each director of the Company, (c) each Named Executive Officer, and (d) all directors and executive officers of the Company as a group. Unless otherwise noted, each beneficial owner named below has sole investment and voting power with respect to the Common Stock shown below as beneficially owned by him.



                                                       Shares Owned                       Shares Owned
                                                     Prior to Offering                   After Offering
     Name and Address of                         Number of        Percent            Number of         Percent
     Beneficial Owner                          Shares Owned        Owned           Shares Owned         Owned

Richard D. Laxton (1)                              666,667         33.34               666,667         22.23%

Phillip R. Johns (1)                               666,666         33.33               666,666         22.22

Mark V. Johns (1)                                  666,666         33.33               666,666         22.22

All Executive Officers and
Directors as a group
(3 persons)                                      2,000,000        100.00%            2,000,000         66.67%
-----------

     (1) The address of each of the shareholders is 2501 Oaklawn Suite 550 Dallas, Texas 75219.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company was incorporated in August 1998, to acquire all of the assets of Woodhaven Homes, Ltd. a limited partnership ("Woodhaven Ltd.") and all of the outstanding capital stock of Resland Development Corporation ("Resland") from Richard D. Laxton, Phillip R. Johns and Mark V. Johns, officers and directors of the Company, in exchange for 2,000,000 shares of the Company's Common Stock. The exchange is intended to qualify as a tax free reorganization under Section 351 of the Internal Revenue Code of 1986. Messrs. Laxton, Phillip R. Johns and Mark
V. Johns will continue as officers and directors of the Company. See "Management" and "Principal Shareholders."
         In 1996 Mr. Laxton loaned Woodhaven Ltd. $75,000 for working capital, evidenced by an unsecured demand note bearing interest at 12.5% per year and $90,000 to Resland, evidenced by a note bearing interest at 12% per year for the purchase of land. The note was secured by a second deed of trust on the land purchased by the Company. At June 30, 1998, the outstanding balance was $49,000 on the Woodhaven Ltd. note and $70,000 on the Resland note. Subsequent to June 30, 1998, the Resland note was repaid in full and the proceeds loaned to the Company. During 1998, Mr. Laxton made total advances to the Company of $178,503 and has been repaid $83,500. The advances were evidenced by unsecured demand notes bearing interest at 12.5% per year which were used for working capital. At September 30, 1998 the outstanding balance of the advances owed to Mr. Laxton was $144,004.

         Through October 1, 1997, Dimensional Sales & Marketing, Inc., ("Dimensional"), conducted the Company's marketing and sales activities. The outstanding capital stock of Dimensional is owned 49% by a sister of Phillip R. Johns and Mark V. Johns, 26% by a trust for Mark V. John's children and 25% by Mr. Johns' mother. During the fiscal year ended December 31, 1997, the Company paid Dimensional sales commissions of $423,889 and advertising fees of $356,705. Upon the conversion of the Company to a limited partnership in October 1997, Dimensional became inactive and the sales and marketing activities were assumed by the Company. It is not intended that such activities will be resumed by Dimensional.


     In 1994, the Company paid $75,000 each to Dimensional, Affordable Lifestyle Housing, Inc. ("Affordable") and Brio Builders, Inc. ("Brio") for management fees for tax planning purposes. The companies loaned the funds back to the Company and the Company then advanced the companies funds to pay federal and state income and franchise taxes. During the fiscal years ended December 31, 1997 and 1996, the Company made unsecured, non interest bearing advances due on demand to Dimensional of $92,748, and $49,991 for working capital and was repaid $142,143 and 0, respectively. At December 31, 1997, the amount outstanding was $1,131 from Dimensional, $17,135 from Affordable and $7,785 from Brio. Affordable and Brio were established for tax purposes and never conducted any business. They are currently inactive and there are no plans to reactivate them. Affordable is a non-profit corporation which has no shareholders. Brio is owned 25% by Phillip R. Johns and 75% by a trust for the benefit of his children. The trustee is a family friend. None of the companies are active or have a source of income and it is unlikely that the outstanding loans to Affordable, Brio and Dimensional will be repaid.


         During the fiscal years ended December 31, 1997 and 1996, the Company made unsecured, demand, non interest bearing advances totaling $42,391 and $57,850 respectively, to Phillip R. Johns and Mark V. Johns. These advances were repaid at September 30, 1998.

         The Company does not intend to make loans to or from affiliates in the future.

                            DESCRIPTION OF SECURITIES

Units
         Each Unit consists of one share of Common Stock and one Warrant. The Shares and the Warrants included in the Units may not be separately traded until six months after the date of this prospectus unless earlier separated upon ten day's written notice from the Representative to the Company. Separation of the Units is in the sole discretion of the Representative and the Company is unable to state whether the Units will be separated prior to six months from the date of this Prospectus. Factors which the Representative will consider in determining whether to separate the Units prior to six months from the date of this Prospectus are expected to be the trading price and volume of trading in the Units and the volatility of the trading price for the Units. Common Stock

         The Company is authorized to issue 20,000,000 shares of Common Stock, $0.01 par value. As of June 30, 1998 there were 2,000,000 shares of Common Stock issued. There were three holders of record of the Common Stock. The holders of the Common Stock are entitled to share ratably in any dividends paid on the Common Stock when, as and if declared by the Board of Directors out of legally available funds. Each holder of Common Stock is entitled to one vote for each share held of record. The Common Stock is not entitled to cumulative voting or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the net assets legally available for distribution. All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants
         The Warrants will be issued in registered form under, governed by, and subject to the terms of a warrant agreement (the "Warrant Agreement") between the Company and Securities Transfer Corporation as warrant agent (the "Warrant Agent"). The following statements are brief summaries of certain provisions of the Warrant Agreement. Copies of the Warrant Agreement may be obtained from the Company or the Warrant Agent and have been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.
         Each Warrant entitles the holder thereof to purchase at any time one share of Common Stock at an exercise price of $12.00 [120% of the offering price] per share at any time after the Common Stock and Warrants become separately tradable until _______, 2003. The right to exercise the Warrants will terminate at the close of business on ______, 2003. The Warrants contain provisions that protect the Warrant holders against dilution by adjustment of the exercise price in certain events, including but not limited to stock dividends, stock splits, reclassification or mergers. A Warrant holder will not possess any rights as a shareholder of the Company. Shares of Common Stock, when issued upon the exercise of the Warrants in accordance with the terms thereof, will be fully paid and non-assessable.
         Commencing twelve months after the date of this Prospectus, the Company may redeem some or all of the Warrants at a call price of $0.05 per Warrant, upon thirty (30) day's prior written notice if the closing sale price of the Common Stock on the American Stock Exchange has equaled or exceeded $__ [200% of the offering price] for ten (10) consecutive days.
         The Warrants may be exercised only if a current prospectus relating to the underlying Common Stock is then in effect and only if the shares are qualified for sale or exempt from registration under the securities laws of the state or states in which the purchaser resides. So long as the Warrants are outstanding, the Company has undertaken to file all post-effective amendments to the Registration Statement required to be filed under the Securities Act, and to take appropriate action under federal law and the securities laws of those states where the Warrants were initially offered to permit the issuance and resale of the Common Stock issuable upon exercise of the Warrants. However, there can be no assurance that the Company will be in a position to effect such action, and the failure to do so may cause the exercise of the Warrants and the resale or other disposition of the Common Stock issued upon such exercise to become unlawful. The Company may amend the terms of the Warrants, but only by extending the termination date or lowering the exercise price thereof. The Company has no present intention of amending such terms. However, there can be no assurance that the Company will not alter its position in the future with respect to this matter.

Other Warrants
         At the closing of this offering, the Company will grant to its counsel warrants to purchase 100,000 Units. The warrants will have the same terms as the Underwriters Warrants, except that they will be exercisable at 100% of the offering price of the Units in this offering. The exercise price of the warrants included in the Units will be the same exercise price as the public Warrants, 120% of the offering price of the Units in this offering. The warrants will be exercisable for a period of four years, beginning one year from the date of this Prospectus. See "Underwriting-Underwriters' Warrants." Preferred Stock

Prefered Stock
     The Board of Directors, without further action by the shareholders, is authorized to issue up to 3,000,000 shares of preferred stock, $1.00 par value, in one or more series and to fix and determine as to any series, any and all of the relative rights and preferences of shares in each series, including without limitation, preferences, limitations or relative rights with respect to redemption rights, conversation rights, voting rights, dividend rights and preferences on liquidation. The issuance of preferred stock with voting and conversion rights could have an adverse affect on the voting power of the holders of the Common Stock. The issuance of preferred stock could also decrease the amount of earnings and assets available for distribution to holders of the Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no plans or commitments to issue any shares of preferred stock.

Transfer Agent and Registrar
         If the Securities are accepted for trading on the American Stock Exchange, the Transfer Agent and Registrar for the Units, the Common Stock and the Warrants will be Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.
                         SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, the Company will have 3,000,000 shares of Common Stock issued and outstanding. Of these shares, the 1,000,000 shares sold in this offering (1,150,000 if the over-allotment option is exercised in full) will be freely tradable in the public market without restriction under the Securities Act, except shares purchased by an "affiliate" (as defined in the Securities Act) of the Company. The remaining 2,000,000 shares, (the "Restricted Shares"), will be "restricted shares" within the meaning of the Securities Act and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as those provided by Rule 144 under the Securities Act.
         In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell Restricted Shares if at least one year has passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Rule 144 provides, however that within any three-month period such person may only sell up to the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 30,000 shares following the completion of this offering) or the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of the sale is filed with the Commission. Sales pursuant to Rule 144 also are subject to certain other requirements relating to manner of sale, notice of sale and availability of current public information. Any person who has not been an affiliate of the Company for a period of 90 days preceding a sale of Restricted Shares is entitled to sell such shares under Rule 144 without regard to such limitations if at least two years have passed since the later of the date such shares were acquired from the Company or any affiliate of the Company. Shares held by persons who are deemed to be affiliated with the Company are subject to such volume limitations regardless of how long they have been owned or how they were acquired.
         After  this  offering,   executive   officers,   directors  and  senior
management will own 2,000,000 shares of the Common Stock. The Company's shareholders and directors and the Sellers will enter into an agreement with the Representatives providing that they will not sell or otherwise dispose of any shares of Common Stock held by them for a period of one year after the date of this Prospectus without the prior written consent of the Representatives.
         The Company can make no prediction as to the effect, if any, that offer or sale of these shares would have on the market price of the Common Stock. Nevertheless, sales of significant amounts of Restricted Shares in the public markets could adversely affect the fair market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.
                                       30

                                  UNDERWRITING

         Pursuant to the terms and subject to the conditions contained in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below, and each of the Underwriters, for whom Tejas Securities Group, Inc.(the "Representative") are acting as Representative, have severally agreed to purchase the number of Units set forth opposite its name in the following table.

              Underwriters                                Number of Units

         Tejas Securities Group, Inc.


              Total.........................................   1,000,000
                                                               =========


         The Representative has advised the Company that the Underwriters propose to offer the Units to the public at the initial public offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $___ per Unit, of which $____ may be reallowed to other dealers. The public offering price, concession and reallowance to dealers will not be reduced by the Representative until after the offering is completed. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

         The Company has granted to the Underwriters an option, exercisable during the 45-day period after the date of this Prospectus, to purchase up to 150,000 additional Units to cover over-allotments, if any, at the same price per share as the Company will receive for the 1,000,000 Units that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional Units that the number of Units to be purchased by it shown in the above table represents as a percentage of the 1,000,000 Units offered hereby. If purchased, such additional Units will be sold by the Underwriters on the same terms as those on which the 1,000,000 Units are being sold.

         The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

         The holders of approximately 2,000,000 shares of the Common Stock after the offering have agreed with the Representative that, until one year after the date of this Prospectus, subject to certain limited exceptions, they will not sell, contract to sell, or otherwise dispose of any shares of Common Stock, any options to purchase shares of Common Stock, or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of the Representative. Substantially all of such shares will be eligible for immediate public sale following expiration of the lock-up periods, subject to the provisions of Rule 144. In addition, the Company has agreed that until 365 days after the date of this Prospectus, the Company will not, without the prior written consent of the Representative, subject to certain limited exceptions, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sales of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options or warrants or the issuance of options under its employee stock option plan. See "Shares Eligible for Future Sale."

         The Underwriters have the right to offer the Securities offered hereby only through licensed securities dealers in the United States who are members of the National Association of Securities Dealers, Inc. and may allow such dealers such portion of its ten (10%) percent commission as the Underwriters may determine.

         The Underwriters will not confirm sales to any discretionary accounts without the prior written consent of their customers.

         The Company has agreed to pay the Representative a non-accountable expense allowance of 2.00% of the gross amount of the Units sold ($200,000 on the sale of the Units offered) at the closing of the offering. The Underwriters' expenses in excess thereof will be paid by the Representative. To the extent that the expenses of the underwriting are less than that amount, such excess shall be deemed to be additional compensation to the Underwriters. In the event this offering is terminated before its successful completion, the Company may be obligated to pay the Representative a maximum of $50,000 on an accountable basis for expenses incurred by the Underwriters in connection with this offering.

         The Company has agreed that for a period of five years from the closing of the sale of the Units offered hereby, it will nominate for election as a director a person designated by the Representative, and during such time as the Representative has not exercised such right, the Representative shall have the right to designate an observer, who shall be entitled to attend all meetings of the Board and receive all correspondence and communications sent by the Company to the members of the Board. The Representative has not yet identified to the Company the person who is to be nominated for election as a director or designated as an observer.

         The Underwriting Agreement provides for indemnification among the Company and the Underwriters against certain civil liabilities, including liabilities under the Securities Act. In addition, the Underwriters' Warrants provide for indemnification among the Company and the holders of the Underwriters' Warrants and underlying shares against certain civil liabilities, including liabilities under the Securities Act, and the Exchange Act.

Underwriters' Warrants

         Upon the closing of this offering, the Company has agreed to sell to the Underwriters for nominal consideration, the Underwriters' Warrants. The Underwriters' Warrants are exercisable at 140% of the public offering price for a four-year period commencing one year from the effective date of this offering. The Underwriters' Warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this offering except to the officers of the Underwriters and their successors and dealers participating in the offering and/or their partners or officers. The Underwriters' Warrants will contain antidilution provisions providing for appropriate adjustment of the number of shares subject to the Warrants under certain circumstances. The holders of the Underwriters' Warrants have no voting, dividend or other rights as shareholders of the Company with respect to shares underlying the Underwriters' Warrants until the Underwriters' Warrants have been exercised.

         The Company has agreed, during the four year period commencing one year from the date of this offering, to give advance notice to the holders of the Underwriters' Warrants or underlying securities of its intention to file a registration statement, other than in connection with employee stock options, mergers, or acquisitions, and in such case the holders of the Underwriters' Warrants and underlying securities shall have the right to require the Company to include their securities in such registration statement at the Company's expense.

         For the term of the Underwriters' Warrants, the holders thereof will be given the opportunity to profit from a rise in the market value of the Company's shares, with a resulting dilution in the interest of other shareholders. The holders of the Underwriters' Warrants can be expected to exercise the Underwriters' Warrants at a time when the Company would, in all likelihood, be able to obtain needed capital by an offering of its unissued shares on terms more favorable to the Company than those provided by the Underwriters' Warrants. Such facts may adversely affect the terms on which the Company can obtain additional financing. Any profit realized by the Underwriters on the sale of the Underwriters' Warrants or shares issuable upon exercise of the Underwriters' Warrants may be deemed additional underwriting compensation.

         If the Representative, at their election, at any time one year after the date of this Prospectus, solicit the exercise of the Warrants, the Company will be obligated, subject to certain conditions, to pay the Representative a solicitation fee equal to 5% of the aggregate proceeds received by the Company as a result of the solicitation. No warrant solicitation fees will be paid within one year after the date of this Prospectus. No solicitation fee will be paid if the market price of the Common Stock is lower than the then exercise price of the Warrants, no solicitation fee will be paid if the Warrants being exercised are held in a discretionary account at the time of exercise, except where prior specific approval for exercise is received from the customer exercising the Warrants, and no solicitation fee will be paid unless the customer exercising the Warrants states in writing that the exercise was solicited and designates in writing the Representative or other broker-dealer to receive compensation in connection with the exercise. The Representative may reallow a portion of the fee to soliciting broker-dealers.

Determination of Offering Price

          The initial  public  offering  price was  determined  by  negotiations between the Company and the Representative. The factors considered in determining the public offering price include the Company's revenue growth since its organization, the industry in which it operates, the Company's business potential and earning prospects and the general condition of the securities markets at the time of the offering. The offering price does not bear any relationship to the Company's assets, book value, net worth or other recognized objective criteria of value.

          Prior to this offering, there has been no public market for the Securities, and there can be no assurance than an active market will develop.

American Stock Exchange


         The Company has applied for listing of the Units, Common Stock and Warrants on the American Stock Exchange under the trading symbols "WHN.U," "WHN" and "WHN.WS," respectively. The listing is contingent, among other things, upon the Company obtaining 400 shareholders.

                                  LEGAL MATTERS

         The validity of the issuance of the Securities offered hereby will be passed upon for the Company by Garza & Staples, P.C. , Dallas, Texas. Joseph B. Garza Esq., an officer of that firm owns 100,000 warrants. Certain legal matters in connection with the sale of the Securities offered hereby will be passed upon for the Underwriters by Maurice J. Bates, L.L.C., Dallas, Texas.

                                     EXPERTS

         The financial statements for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement in reliance upon the report of Turner Stone & Company, LLP, independent certified accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                                  C O N T E N T S




AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . .  . . .  . . . .     F-1

COMBINED BALANCE SHEETS. . . . . . . . . . . . . . . . . . . . . . . . .     F-2

COMBINED STATEMENTS OF OPERATIONS . . . . . . . . . . . . . . . . . .  . .   F-4

COMBINED STATEMENTS OF STOCKHOLDERS'/PARTNERS' EQUITY. .                     F-5

COMBINED STATEMENTS OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . . .F-6

NOTES TO COMBINED FINANCIAL STATEMENTS . . . . . . . .  . . . . . . . . .    F-8

                          Independent Auditor's Report


The Stockholders/Partners
Woodhaven Homes, Inc.
    and Related Companies


We have audited the accompanying combined balance sheets of Woodhaven Homes, Inc. and related companies as of December 31, 1997 and 1996, and the related combined statements of operations, stockholders'/partners' equity and cash flows for the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Woodhaven Homes, Inc. and related companies as of December 31, 1997 and 1996, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.





Turner, Stone & Company, L.L.P.
Certified Public Accountants
Dallas, Texas
August 11, 1998

                                    WOODHAVEN HOMES, INC.AND RELATED COMPANIES
                                              COMBINED BALANCE SHEETS
                                       NINE MONTHS ENDED SEPTEMBER 30, 1998
                                   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                            September 30,                 December  31,
                                                                                          -------------
                                                                1998                1997            1996
                                                               -------              ----           ----
                                                             (unaudited)

                                                      Assets
Current assets:

         Cash                                          $        333,363  $         637,468      $      230,125
         Accounts receivable                                    645,663            215,579             102,925
         Inventories                                         17,203,090         14,959,290           9,749,642
         Due from partners                                            -            100,241              57,850
         Due from affiliates                                     27,752             26,051              75,446
         Prepaid expenses                                       192,878             63,737              13,273
                                                         --------------    ---------------     ---------------

                  Total current assets                       18,402,746         16,002,366          10,229,261
                                                         --------------    ---------------     ---------------

Property and equipment, at cost:

         Transportation equipment                               124,198            124,198             175,664
         Furniture and fixtures                                 271,560            203,139              41,676
         Computer and office equipment                          342,530            290,592             281,677
                                                         --------------    ---------------     ---------------
                                                                738,288            617,929             499,017
         Less accumulated depreciation                  (       371,033)  (       243,846)    (        166,631)
                                                         --------------    --------------      ---------------

                                                                367,255            374,083             332,386
                                                         --------------    ---------------     ---------------

Other assets                                                    277,908             78,651              89,913
                                                         --------------    ---------------     ---------------

                                                       $     19,047,909  $      16,455,100   $      10,651,560
                                                        ===============   ================    ================











              The accompanying notes are an integral part of these
                             financial statements.

                                    WOODHAVEN HOMES, INC. AND RELATED COMPANIES
                                              COMBINED BALANCE SHEETS
                                       NINE MONTHS ENDED SEPTEMBER 30, 1998
                                   YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995







                                                              September 30,                    December  31,
                                                                1998            1997               1996
                                                                  ----                      ----
                                                               (unaudited)


                                  Liabilities and Stockholders'/Partners' Equity

Current liabilities:

         Accounts payable, trade                       $      1,159,916  $       1,072,571   $       1,044,374
         Accrued expenses                                       296,300            294,925             200,178
         Customer deposits                                      295,500            195,125             116,420
         Construction loans payable                          10,924,748         11,662,566           7,669,882
         Note payable, partner                                  195,404            139,000             165,000
         Notes payable, other                                 2,644,895          1,052,761             386,763
         Current portion of long-term notes payable              98,422             60,831            150,323
                                                                --------          --------           ----------

                  Total current liabilities                  15,615,185          14,477,779          9,732,940
                                                         --------------    ----------------    ---------------

Long-term notes payable, net of current portion                  65,131             114,666            137,392
                                                         --------------    ----------------    ---------------

Commitments and contingencies                                         -                   -                  -

Stockholders'/partners' equity:

         Common stock, $1.00 stated
             value, 10,000 shares
             authorized 1,000 shares
             issued and outstanding                               1,000               1,000              1,000
         Retained earnings                                      122,917               9,673   (          1,957)
         Partners' equity                                     3,243,676           1,851,982            782,185
                                                         --------------    ----------------    ---------------

                                                              3,367,593           1,862,655            781,228
                                                         --------------    ----------------    ---------------

                                                       $     19,047,909  $       16,455,100  $      10,651,560
                                                        ===============   =================   ================






              The accompanying notes are an integral part of these
                             financial statements.

                   WOODHAVEN HOMES, INC. AND RELATED COMPANIES
                        COMBINED STATEMENTS OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995




                                        Nine Months Ended                                    Years ended
                                            September                                        December 31,
                                       1998                1997              1997                1996             1995
                                      ----                         ----
                                           (Unaudited)

Net sales                     $      35,154,046   $      22,922,986   $     32,980,580   $       25,253,378   $        15,237,339

Costs of sales                       30,233,228          19,901,001         28,540,221           22,782,948            13,592,674
                                  --------------     ---------------     --------------     ----------------     -----------------

Gross profit                          4,920,818           3,021,985          4,440,359            2,470,430             1,644,665

Selling, general
and administrative                     2,559,035           1,681,344          2,649,282            1,711,254             1,769,197
                                     --------------     ---------------     --------------     ----------------     ---------------

Income (loss)
from operations                        2,361,783           1,340,641          1,791,077              759,176    (          124,532)

Interest expense                         188,774             283,299            325,977              226,404                32,399
                                   ---------------     ---------------     --------------     ----------------     -----------------

Income loss before income taxes         2,173,009           1,057,342          1,465,100              532,772    (          156,931)

Provision for income taxes                      -              48,228             48,228               21,944                     -
                                  ---------------     ---------------     --------------     ----------------     -----------------

Net income (loss)               $       2,173,009   $       1,009,114   $      1,416,872   $          510,828   $(          156,931)
                                 ================    ================    ===============    =================     ==================


Pro forma net income
(loss) per share                   $      0.72        $      .34          $       .46           $         .16     $    (  .05)
  ======================









                         The accompanying notes are an
                  integral part of these financial statements.

                   WOODHAVEN HOMES, INC. AND RELATED COMPANIES
              COMBINED STATEMENTS OF STOCKHOLDERS'/PARTNERS' EQUITY
                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                    Common Stock           Retained      Partners'
                                 Shares     Amounts        Earnings       Equity      Total

Balance December 31, 1994        1,000  $    1,000    $(      1,000)     $ 318,779   $ 318,779

Distributions to partners                                                  ( 91,448)  ( 91,448)
Net loss                      ________      ______ _________             (  156,931) (  156,931)


Balance December 31, 1995        1,000      1,000     (      1,000)          70,400      70,400

Capital contributed                                                         200,000     200,000

Net income (loss)                                       (       957)        511,785     510,828

Balance December 31, 1996       1,000       1,000     (      1,957)        782,185     781,228

Distributions to partners                                                ( 335,445)    (335,445)

Net income                                                  11,630       1,405,242     1,416,872

Balance December 31, 1997       1,000       1,000            9,673       1,851,982     1,862,655

Distributions to partners                                            (     668,071)    ( 668,071)

Net income (unaudited)                                     113,244       2,059,765      2,173,009
                                      -----------    --------    -----------       ------------

Balance September 30, 1998
(unaudited)                     1,000  $    1,000    $     122,917    $ 3,243,676     $ 3,367,593
                              ===========   =========     ==== =======      =============

                 The accompanying notes are an integral part of
                          these financial statements.

                   WOODHAVEN HOMES, INC. AND RELATED COMPANIES
                        COMBINED STATEMENTS OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                         Nine  Months Ended                  Years ended
                                                             September                       December 31,
                                                        1998            1997           1997             1996          1995
                           ----                         ----
                                                                                                                   (Unaudited)
Cash flow from operating activities:
         Cash received from customers             $  34,824,337   $  22,828,325    $ 32,946,631    $  25,313,625   $   15,154,177
         Cash paid to employees                   (   1,922,118)   (   850,624)    (  1,459,530)    (  1,629,165)   (    364,657)
         Cash paid to suppliers                     (32,873,788)   (23,975,574)    ( 33,959,343)    ( 25,204,348)   ( 17,779,818)
         Interest paid                             (   541,422)      ( 543,934)    (  1,055,490)       ( 879,067)   (   243,374)
         Income taxes paid                                 -         ( 48,228)    (      66,229)         -                    -
                                                   --------------     --------------      --------------      --------------------
             Net cash used in operating activities  (  512,991)   ( 2,590,035)      ( 3,593,961)    (  2,398,955)   (  3,233,672)
                                                    --------------      --------------      ----------------     ----------------

Cash flows from investing activities:
         Purchase of property and equipment           (120,359)      (57,040)        (190,719)       ( 175,643)       (145,819)
Advances paid to affiliates                           (  1,701)    (  10,033)       (  92,748)        ( 49,991)      ( 246,223)
         Repayments from affiliates                     -                  -          142,143             -             62,508
         Advances paid to owners                         -          ( 24,037)      (   42,391)        ( 57,850)             -
         Repayments from owners                         100,241         -              -                  -                -
                                                        --------------     - ----      ----------------     ----------------
             Net cash provided by (used in)
                  investing activities             (    21,819)   ( 91,110)         ( 183,715)       (  283,484)   (329,534)
-------

Cash flows from financing activities:
         Capital contributed by partners              -               -              -                 200,000            -
         Distributions to partners                 (  668,071)   (       335,445)    (  335,445)         -         ( 91,448)
         Net proceeds (payments) from
         inventory loans                           (  737,818)         2,938,643       3,992,684     2,138,888    3,836,941
         Proceeds from notes payable                2,503,157            831,615       1,247,626       633,591      604,551
         Repayments of notes payable               (  922,967)   (       648,055)    (   693,846)    ( 509,524)   ( 273,518)
         Proceeds from note payable, partner          229,904             24,000          24,000       165,000
        Repayments of note payable, partner       (  173,500)   (        50,000)    (    50,000)          -              -
                                                    --------------     --------------      --------------      -  --------
             Net cash provided by
             financing activities                     230,705          2,760,758        4,185,019     2,627,955    4,076,526
                                                  - -----------      ----------------     ----------------

Net increase (decrease) in cash                   (  304,105)            79,613           407,343     ( 54,484)      513,320

Cash at beginning of  period                         637,468            230,125           230,125       284,609    ( 228,711)
                                                   ----------     --------------      --------------          ----------------

Cash at end of  period                     $        333,363            $ 309,738       $  637,468   $  230,125   $   284,609
                                                                   ===============    ===============   ===============

                          The accompanying notes are an
                  integral part of these financial statements.

                   WOODHAVEN HOMES, INC. AND RELATED COMPANIES
                        COMBINED STATEMENTS OF CASH FLOWS
                      NINE MONTHS ENDED SEPTEMBER 30, 1998
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                    Reconciliation of Net Income to Net Cash
                   Provided by (Used in) Operating Activities


                                                                 Nine MonthsEnded                Years ended
                                                                   September 30,               December 31,
                                                                       1998       1997        1997          1996            1995

                                                                        (Unaudited)

Net income (loss)                                             $  2,173,009   $1,009,114    $1,416,872   $  510,828   $(  156,931)
                                                                   ---------------    --    ------------------     ----------------

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

         Depreciation                                              127,187     70,903        125,520       89,498         44,431
         Less on disposal of assets                                -          -               23,502         -
         (Increase) decrease in accounts receivable             ( 430,084)   (196,482)    ( 112,654)       35,608       ( 124,553)
         (Increase) decrease in inventory                      (2,243,800)   (3,323,276)  ( 5,209,648)   ( 2,867,622)  ( 4,342,794)
         (Increase) decrease in prepaid expenses               (  129,141)   (  43,184)    (  50,464)   (    13,273)          -
         (Increase) decrease in other assets                   (  199,257)      22,287        11,262    (    60,313)        45,900
         Increase (decrease) in accounts payable, trade           87,345    (  179,985)       28,197    (   187,215)     1,127,601
         Increase (decrease) in accrued expenses                   1,375    (   51,233)       94,747         68,895        131,283
         Increase (decrease) in customer deposits                100,375      101,821         78,705        24,639          41,391
         Increase (decrease) in income taxes payable:
           Currently                                                -            -               -               -             -
           Deferred                                          (       -           -              -                -             -
                                                                    ---      --------------     -----------------     -----------

         Total adjustments                                   (2,686,000)   ( 3,599,149)    (5,010,833)   ( 2,909,783)   ( 3,076,741)
                                                                    --------------     ---   -----------------     ----------------

Net cash provided by (used in) operating activities           $(512,991)  $ 2,590,035)   $ 3,593,961)  $( 2,398,955)  $( 3,233,672)
                                                                    ==============     ======  =================     ============


                          The accompanying notes are an
                  integral part of these financial statements.

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations and business

Woodhaven Homes, Ltd., a limited partnership, was originally organized in the state of Texas as Woodhaven Homes, L.L.C., a limited liability company, (collectively hereinafter referred to as the Company) on October 21, 1992. On September 30, 1997, the Company was reorganized as a limited partnership with the assets and liabilities of the limited liability company transferred to the limited partnership at their historical cost bases. The Company is engaged in the construction and sale of single-family homes in the Dallas, Texas metropolitan area.

Principles of combination

The accompanying combined financial statements include the general accounts of the Company and the following companies wholly owned by the same individuals. They are collectively referred to as "the Company."

            Company                                      Type of Entity                Date Incorporated

Woodhaven Homes, Inc. (WHI)                                C corporation             August 7, 1998
Resland Development Corporation (RDC)                      C corporation             December 20, 1993

All intercompany accounts and balances have been eliminated in the combination. Each of the companies have a fiscal year end of December 31 except for RDC which has a fiscal year end of November 30. There have been no intervening events or transactions that would have a material effect on the combined financial position or results of operations. Net income (loss) has been allocated to retained earnings and partners' equity of each combined company based on their respective earnings.

The accompanying financial statements include the financial activities of Woodhaven Homes, L.L.C. for the period January 1, 1995 through September 30, 1997, and the financial activities of Woodhaven Homes, Ltd. for the period October 1, 1997 through September 30, 1998. There were no significant changes in the operations or financial activities of the Company as a result of the above mentioned reorganization.

Stockholder's equity

In connection with a proposed public offering, the Company incorporated in the state of Texas on August 7, 1998 as Woodhaven Homes, Inc. with 20,000,000 authorized common stock shares with a par value of $.01 and 3,000,000 authorized preferred stock shares with a par value of $1.00 in one or more series of issuance with preferences and rights to be determined by the Board of Directors at the time such series of preferred stock shares are issued.

Upon completion of the public offering, 2,000,000 common stock shares of the Company will be issued to its current partners in exchange for all of the net assets of Woodhaven Homes, Ltd. and the related companies. This transaction will be accounted similar to a pooling of interest with the transferred assets and liabilities being recorded at their historical cost bases. The exchange is intended to qualify as a tax free reorganization under Section 351 of the Internal Revenue Code of 1986.

                              WOODHAVEN HOMES, LTD.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS


Interim financial information

The notes to the interim unaudited financial statements do not present all disclosures required under generally accepted accounting principles but instead, as permitted by Securities and Exchange Commission regulations, presume that users of the interim unaudited financial statements have read or have access to the December 31, 1997 audited financial statements and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.

The interim unaudited financial statements included herein reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to a fair presentation of the results for interim periods. The results of operations for the nine month periods ended September 30, 1998 and 1997 are not necessarily indicative of the results to be expected for the full year.

Revenue and recognition

The Company recognizes revenue from the sale of its homes at the time of closing when title, possession and other attributes of ownership have been transferred to the buyer and after which the Company is not obligated to perform significant additional activities.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

For purposes of the statement of cash flows, cash includes demand deposits and time deposits with maturities of less than three months.

Inventories

Inventories are carried at the lower of cost or net realizable value and include original land and lot costs, construction costs and related expenditures. In addition, interest on construction indebtedness (secured by specific real estate inventories) and real estate taxes are capitalized until the completion of construction. The costs of inventories are based upon specific identification of direct construction costs, interest, taxes, closing costs and allocable costs of labor and other indirect costs.

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS


Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is currently being provided by straight line methods for financial and tax reporting purposes over estimated useful lives of three to ten years. For the years ended December 31, 1997, 1996 and 1995 depreciation expense totaled $125,520, $89,498 and $44,431, respectively.

Advertising

The Company's advertising costs, which consist primarily of radio, magazine and newspaper advertising, are charged to expense as incurred. For the years ended December 31, 1997, 1996 and 1995, advertising expense totaled $374,360, $267,137 and $162,340.

Pro forma net earnings per share

For the nine months ended September 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, the net earnings per share is based on 2,000,000 weighted average shares of common stock outstanding. No effect has been given to the assumed exercise of stock options or warrants as the effect would be antidilutive.

In February 1997, the Financial Standards Accounting Board (FASB) issued Statement of Financial Accounting Standards No. 128 Earnings Per Share effective for financial statement periods ending after December 15, 1997. Earnings per share information for all prior periods presented are restated to comply with the requirements of this pronouncement and reflect the issuance of the shares referred to above as of January 1, 1995, the beginning of the earliest period presented.

For pro forma earnings per share purposes, net income has also been adjusted by the federal income taxes attributable to the Company's earnings which would have been incurred if the Company had been operating as a C corporation (Note 6).

2.    INVENTORIES

At December 31, 1997 and 1996, inventories consisted of the following:

                                                                                1997                  1996
                                                                                ----                  ----

         Lot option deposits (Note 7)                                  $         290,250       $    238,650
         Finished lots                                                         2,083,347             612,848
         Model homes                                                             869,547           1,247,335
         Completed houses and houses under construction                       11,716,146           7,650,809
                                                                         ---------------    ----------------

                                                                       $      14,959,290       $   9,749,642
                                                                        ================   =================

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS

3.  RELATED PARTY TRANSACTIONS

Partners

The Company has two notes payable to one of its partners with an aggregate outstanding balance of $139,000 and $165,000 at December 31, 1997 and 1996, respectively. One note is due on demand and unsecured with interest payable monthly at 12.5%. The other note is due September 30, 1998, bears interest at 12.0% and is secured by a second deed of trust on land and lots.

During the years ended December 31, 1997 and 1996, the Company also made non-interest bearing advances to its two other partners of $42,391 and $57,850, respectively. These advances are unsecured and due on demand. At December 31, 1997 and 1996, the amount of these advances due to the Company totaled $100,241 and $57,850, respectively.

Corporations

The Company is also affiliated with the following corporations through common ownership and/or management control.

                  Dimensional Sales & Marketing, Inc.
                  Affordable Lifestyle Housing, Inc.
                  Brio Builders, Inc.

During the years ended December 31, 1997, 1996 and 1995, the Company made non interest bearing advances to these corporations of $92,748, $49,991 and $246,223, respectively, and received repayments of these advances of $142,143, $0 and $62,508, respectively. These advances are unsecured and due upon demand. At December 31, 1997 and 1996, the amount of these advances due to the Company totaled $26,051 and $75,446, respectively.

During the years ended December 31, 1997, 1996 and 1995, the Company also paid Dimensional Sales & Marketing, Inc. sales commissions of $423,889, $412,083 and $51,905, respectively, and advertising fees of $356,705, $267,127 and $14,991, respectively.
4.  NOTES PAYABLE

The Company's notes payable consist of interim construction loans and loans from banks and other financial institutions financing lots and items of property and equipment. The notes, which contain no significant restrictions, bear interest at rates of 8.5% to 12.0% and are secured by homes, lots and the items of property and equipment which they are financing. Interim construction loans are repaid as individual houses are closed. Lot loans are generally repaid with the proceeds of construction loans when construction of new houses has commenced. During the years ended December 31, 1997, 1996 and 1995, total interest expense incurred approximated $1,082,000, $872,600 and $243,400, of which approximately $756,000, $646,200 and $211,000 was capitalized, respectively. At December 31, 1997 and 1996, the weighted average interest rates on outstanding short-term borrowings were 10.45 and 10.74, respectively.
                                       F-11

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS


At December 31, 1997 and 1996, an analysis of these notes and construction loans payable are as follows:

                                                                                       1997                1996
                                                                                       ----                ----

Interim  construction  loans payable to financial  institutions,  due on various date through 1998, bearing interest at 9.5% to 11.5% based on the prime rate;
   collateralized   by  model   homes,   completed   houses  and  houses   under
   construction,
   guaranteed by a Partner                                                       $  11,662,566         $7,669,882

Notes payable to financial  institutions,  due on various  dates  through  1998;
   interest payable monthly at 8.9% to 11.5% based on the prime
   rate; collateralized by lots                                                     1,052,761             386,763

Other notes payable, due on various dates from March 1999 through February 2000;
   payable  in  monthly  installments  including  interest  of  8.5%  to  11.5%;
   collateralized by vehicles
   and equipment                                                                       175,497             287,715
                                                                                  ---------------    ----------------

                                                                                   $ 12,890,824      $    8,344,360
                                                                                  =============   =================

Future maturities required under the terms of the above notes and construction loans payable are as follows:
                   Year Ended
                   December 31,             Amount

                     1998            $   12,838,552
                     1999                    41,040
                     2000                    11,232
                                         ------------

                                       $ 12,890,824

5.  COMMITMENTS AND CONTINGENIES

Leases

The Company conducts its operations from leased facilities located in Dallas, Texas under a noncancellable operating lease agreement, which expires in August 2000. In addition, the Company also leases two vehicles under operating leases which expire in September 2000.

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS


For the years ended December 31, 1997, 1996 and 1995, rent expense under these leases totaled $98,712, $57,620 and $18,268, respectively. Future minimum rental payments required under these operating leases are as follows:

                                  Year Ended
                                 December 31,                 Amount

                           1998                             $   109,000
                           1999                                 113,000
                           2000 and
                           thereafter                            92,000
                                                            $   314,000

The Company has also acquired various items of equipment under capital lease obligations. However the amounts of these capital lease obligations are not material and have been included with notes payable for financial reporting and disclosure purposes.

Lot options

In the normal course of business, the Company enters into option contracts to purchase improved lots which generally require an initial option payment of less than 5% of the stated purchase price. The option deposits and any other costs incurred on the optioned properties are included in inventories. As of December 31, 1997 and 1996, the Company has forfeitable option deposits and other costs of $290,250 and $238,650, respectively, on contracts to purchase lots with a total purchase price of $14,478,290 and $8,663,300. The option contracts generally include a provision that requires the Company to purchase a certain number of lots by a specific date. Loss of the option deposit could result if the Company fails to comply with the option contract provisions and certain contracts specifically require the Company to purchase a minimum number of lots. At December 31, 1997 and 1996, the total of such minimum commitments under these provisions were approximately $108,000 and $481,500, respectively.

Year 2000 computer compliance

The Company is currently using computer hardware and the software it is currently using is not in compliance with the year 2000 dating issues. However, new software and hardware components have been ordered that will enable the Company to be in compliance prior to December 31, 1998. During the nine months ended September 30, 1998, the Company incurred approximately $32,000 of costs related to this effort. Management does not believe any additional significant cost will be incurred and the accompanying financial statements do not contain any reserve for this contingency.

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS


6.  INCOME TAXES

As a limited liability company and as a limited partnership, the Company files a U.S. partnership tax return and pays no federal income tax. Rather, its income, deductions and credits are allocated to its individual partners who then report these amounts on their respective tax returns. As a result, there are no deferred tax assets or liabilities.

On September 30, 1997, the Company filed its final state franchise tax return upon reorganization from a limited liability corporation to a limited partnership. The limited liability corporation was subject to a state franchise tax based on the greater of 4.5% of taxable income or .25% of members' equity. These amounts are reflected in the accompanying financial statements as income tax expense.

A reconciliation of income tax expense at the statutory federal rate to income tax expense at the Company's effective tax rate for the years ended December 31, 1997, 1996 and 1995 is as follows:

                                                                           1997         1996           1995
                                                                           ----         ----           ----

                  Tax computed at statutory federal rate              $    498,134  $    181,142   $(     53,357)
                  Tax attributable to earnings of
                             partnership                               (   498,134)  (   181,142)         53,357
                  State income taxes                                        48,228        21,944               -
                                                                        ----------    ----------     -----------

                  Income tax expense                                  $     48,228  $     21,944   $           -
                                                                       ===========   ===========    ============

7.  FINANCIAL INSTRUMENTS

The Company's financial instruments consist of its cash, accounts receivable, advances to affiliates and notes payable.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At December 31, 1997 and 1996, $471,575 and $ 96,289, respectively, of the Company's cash was in excess of FDIC insurance coverage. The Company has not experienced any losses in such accounts and it believes it is not exposed to any significant credit risks affecting cash. None of the Company's cash is restricted.

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS


Accounts receivable

Accounts receivable consist primarily of amounts in escrow remitted to the Company from title companies shortly after year end for houses sold and closed on or before year end. Management believes it is not exposed to any significant credit risks affecting accounts receivable and that these receivables are fairly stated at estimated net realizable amounts.

Advances to affiliates

Advances to affiliates are unsecured and non interest bearing but management believes these advances are fairly stated at estimated net realizable amounts. Management believes the carrying value of these advances represent the fair value of these financial instruments because of the short term nature of these advances.

Construction loans and notes payable

Management believes the carrying value of these construction loans and notes represent the fair value of these financial instruments because their terms are similar to those in the lending market for comparable loans with comparable risks.

8.  EMPLOYEE BENEFIT PLAN

On October 1, 1997, the Company established an Employee Profit Sharing Plan qualifying under Section 401(k) of the Internal Revenue Code covering all employees meeting general eligibility requirements. Contributions to the plan, which are discretionary, are used to provide various retirement, death and disability benefits. During the year ended December 31, 1997, the Company contributed approximately $27,000 to the plan.

9.  STOCK OPTIONS AND WARRANTS

On August 10, 1998 the Company adopted a qualified stock option plan and reserved 300,000 common stock shares to be issued to executive management and other employees and adopted the intrinsic value method of accounting for these stock options. The exercise price of the options issued will be at 110% of the fair market value of the common stock shares on the date of grant. The options will be exercisable at a rate of 20% per year and will expire upon termination of employment or within ten years.

                              WOODHAVEN HOMES, INC.
                              AND RELATED COMPANIES
                     NOTES TO COMBINED FINANCIAL STATEMENTS


For pro forma disclosure purposes, there are no differences in net income and earnings per share amounts assuming the Company accounted for stock options granted using the fair value method pursuant to Statement of Financial Accounting Standards No. 123.

As part of a proposed public offering, the Company may issue separately up to 1,350,000 redeemable common stock purchase warrants which will be separately transferable. Each warrant will entitle the holder to purchase one share of common stock at a price of 120% of the public offering price and will expire in five years.

No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstance, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.
                                TABLE OF CONTENTS
                                                 PAGE
Additional Information....................        2
Prospectus Summary........................        3
Risk Factors..............................        7
Use of Proceeds...........................       12
Dividend Policy...........................       12
Dilution..................................       13
Capitalization............................       14
Selected Combined
Financial Information.....................       15
Management's Discussion and
 Analysis of Financial Condition

and Results of Operation.................       16
Business..................................       20
Management................................       25
Principal Shareholders....................       27
Certain Relationships
   and Related Transactions...............       28
Description of Securities.................       29
Shares Eligible For
   Future Sale............................       30
Underwriting..............................       31
Legal Matters.............................       33
Experts...................................       33
Index to Financial Statements.............       34

         Until ____ , 1998 (25 days from the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                                 1,000,000 UNITS

                             Each Unit Consisting of
                            One Share of Common Stock
                                       and
                              One Redeemable Common
                             Stock Purchase Warrant

                                 OFFERING PRICE

                                                      $
                                    PER UNIT




                                    Woodhaven
                                   Homes, Inc.





                                   Prospectus



                                                    , 1998

                          Tejas Securities Group, Inc.
                                 (214) 692-3544
                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Estimated expenses in connection with the public offering by the Company of the securities offered hereunder are as follows:

Securities and Exchange Commission Filing Fee                                             $8,310
Nasd Filing Fee                                                                            3,270
Blue Sky Fees and Expenses*                                                                5,000
American Stock Exchange Application and Listing Fee                                       20,000
Accounting Fees and Expenses*                                                             40,000
Legal Fees and Expenses                                                                  175,000
Printing*                                                                                 30,000
Fees of Transfer Agents and Registrar*                                                     5,000
Underwriters' Non-Accountable Expense Allowance                                          200,000
Miscellaneous*                                                                            13,420
                                                                                        ----------
         Total*                                                                         $500,000
----------------
*        Estimated.


Item 14.  Indemnification of Directors and Officers.

Pursuant to Section 2.02-1 of the Texas Business Corporation Act, a corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in his official capacity with the corporation including expenses and attorneys fees.

         Article Nine of the Articles of Incorporation provides that a director of the Corporation shall not be liable to the corporation or the shareholders for any act or omission in such capacity as a director to the fullest extent permitted by Texas statutory or decisional law.


Item 15. Recent Sales of Unregistered Securities


         The Registrant has not issued any unregistered securities during the last three years but intends to issue 2,000,000 shares of its common stock to Richard D. Laxton, Phillip R. Johns and Mark V. Johns, the three principals of Woodhaven Homes, Ltd., a Texas limited partnership (the "Partnership") in exchange for all of the assets of the Partnership, all of the outstanding capital stock of the corporate general partner, W. H. Management, Inc. and all of the outstanding capital stock of Resland Development Company, Inc. ("Resland") prior to the effective date of this offering. The three principals are the registrant's officers and directors and have been the managers of the Partnership and its predecessor limited liability company and Resland and have access to all corporate information. The exchange of stock for assets is designed to qualify as a tax free exchange under section 351 of the Internal Revenue Code of 1986 and will be exempt from registration under the Securities Act provided by Section 4(2) thereunder as a transaction not involving a public offering.

No underwriter was involved in the transaction

Item 16. Exhibits and Financial Statement Schedules

         (a). Exhibits:
         Exhibit No      Item

         Exhibit 1.1     Form of Underwriting Agreement.(3)
         Exhibit 1.2     Form of Underwriters' Warrant Agreement.(3)
         Exhibit 3.1     Articles of Incorporation of the Registrant. (3)
         Exhibit 3.2     Bylaws of the Registrant (3)
         Exhibit 4.1 Form of Warrant Agreement between Company and Securities Transfer Corporation (3)
         Exhibit 4.3     Specimen of Warrant Certificate. (3) Contained in
                         Exhibit 4.1
         Exhibit 4.4     Form of Warrant of Joe B. Garza (3)

         Exhibit 5.1     Opinion of Garza & Staples.(3)
         Exhibit 10.1    Stock Option Plan (3)
         Exhibit 10.2    Lease between the Registrant and Gaedeke Holdings,
                         Ltd. (3)
         Exhibit 10.3 Form of Bank Loan Agreement between the Registrant and its lenders.(3)
         Exhibit 10.4    Joint Venture Agreement with The GM Group, Inc. (3)
         Exhibit 23.1 Consent of Turner , Stone & Company, L.L.P., Certified Public Accountants.(1)
         Exhibit 23.2 Consent of Garza & Staples is contained in their opinion to be filed as Exhibit 5.1 to this registration statement.(3)
         Exhibit 23.3    Consent of American Metro/Study Corporation (3)
         Exhibit 23.4    Consent of Robert A. Shuey (3)
         Exhibit 27.1    Financial Data Schedule (1)

         -----------------------
         (1) Filed herewith

         (2) To be filed by amendment (3) Previously filed

         (b) Financial Statement Schedules: Not applicable

Item 17.  Undertakings

         The undersigned registrant hereby undertakes as follows:

         (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         (2) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

                  (a) Include any Prospectus required by Section 10(a)(3) of the Securities Act;

                  (b) Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the Registration Statement; and

                  (c) Include any additional or changed material information on the plan of distribution.

         (3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5)      For the  purposes  of  determining  any  liability  under  the
                  Securities  Act,  the  information  omitted  from  the form of prospectus  filed  as  part  of a  registration  statement  in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Dallas, State of Texas, on November 5, 1998.

                                                 WOODHAVEN HOMES, INC.


                                            By: /s/ Richard D. Laxton
                                  Richard D. Laxton, Chief Executive Officer


                                POWER OF ATTORNEY

                  KNOW  ALL  MEN BY  THESE  PRESENTS,  that  each  person  whose signature appears below constitutes and appoints RICHARD D. LAXTON and PHILLIP R. JOHNS and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes may lawfully do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 Signature                             Title                         Date



/s/ Richard D. Laxton
Richard D. Laxton               Chief Executive Officer,      November 5 , 1998
                              Director (Principal Executive
                             Officer and Principal Financial
                                 and Accounting Officer)

/s/ Phillip R. Johns
 Phillip R. Johns              President, Director           November 5, 1998



 /s/ Mark V. Johns                                           November 5, 1998
  Mark V. Johns                 Vice President, Director